PREFORMED LINE PRODUCTS
The connection you can count on.



ANNUAL REPORT 2006











PLP PEOPLE THE ESSENTIAL INGREDIENT



Preformed Line Products is a worldwide designer, manufacturer and supplier of high quality cable anchoring and control hardware and systems, fiber optic and copper splice closures, and high-speed cross-connect devices.

Our core markets are divided into four distinct categories: energy, communications, non-utility and data communications. Our customer base includes telecommunications network operators, cable television and broadband service providers, power utilities, corporations and enterprise networks, government agencies and educational institutions. We also serve several specialized industries under our non-utility market category.

With groundbreaking and innovative solutions like our line of COYOTE® Fiber Optic Products, and our THERMOLIGN® family of power transmission products, PLP has consistently pioneered modern advances in communications and power utility networks since 1947.

We deliver added value to our customers through our expertise and our unparalleled customer support. Our flexibility and global presence allows us to respond to our customers' needs with speed and precision. This strategy enables us to help our customers meet their business challenges head-on and achieve success.

You can count on our products and our people day in and day out, year after year. That's because a steadfast commitment to quality is not just a goal at PLP, it's an obsession. In our engineering laboratories, on the manufacturing line, all the way to field installation, it's the guiding principle of everything we do. You can rest assured that the reliability of our products and the dedication of our people are the things that make Preformed Line Products "the connection you can count on".

FINANCIAL HIGHLIGHTS

In thousands of dollars, except per share data	2006	2005
Net sales	$ 216,937	$ 205,804
Income before taxes and equity in net income of joint ventures	17,576	18,506
Net income	12,060	11,986
Net income per-share-basic	2.15	2.09
Net income per-share-diluted	2.13	2.07
Shareholders' equity	130,933	133,543
Shareholders' equity per share	24.43	23.29




$216,937
$205,804
$183,112
$153,333
$169,842
2006
2005
2004
2003
2002
CONSOLIDATED NET SALES


$12,060
($1,140)
$11,986
$13,037
$4,383
2006
2005
2004
2003
2002
CONSOLIDATED NET INCOME (LOSS)



TO OUR SHAREHOLDERS



I am pleased to share this 2006 Annual Report with you and proud to provide an overview of the Company's solid performance last year and the exciting opportunities we see ahead.

Among the major highlights of the year was the excellent performance of our energy transmission business and our international subsidiaries. Consolidated sales worldwide were up 5% in 2006 over the year before. However, our international sales were 17% higher over the same period. Domestic sales were much stronger in the fourth quarter of 2006, giving us optimism for 2007.

Although some of our domestic operations did not perform up to expectation, we are highly optimistic about the future of our business in all markets. Among our biggest challenges for 2007 will be improving operating efficiencies in our domestic operations to make up for continuing increases in raw material costs.

Domestically, Energy business was a solid contributor last year and we are excited about its prospects in the years ahead. We were able to capitalize on the fact that several new products came on stream as the power industry was rebounding. The combination of the industry turnaround and future benefits of The Energy Policy Act of 2005 bode well for PLP and its products over the next several years. As the electric utility industry makes new investments in upgrading its power grid, PLP is ready with innovative products and solutions for these customers.

In addition to multiple opportunities in our traditional markets, there are exciting new opportunities in emerging technologies. One area we are exploring for growth potential is renewable energy. Wind and solar power generation are becoming more economically feasible due to improved technologies, rising costs of traditional energy sources and increasing demand for energy independence. We believe PLP can play a significant role in these markets as these technologies develop.

We have refocused much of our efforts in the Non-Utility market category as we continue to leverage our technical expertise in the Energy and Communications businesses to find product solutions that work for our Non-Utility customers. We have enjoyed particular success in the Tower and Antenna, Agriculture and Metal Buildings segments of this market with our helical and bracing type products that have multiple application opportunities.

Looking at Communications, long-term growth for PLP lies in the further deployment of Fiber-to-the-Premises (FTTP). We believe we are on the threshold of greater expansion of this technology and, as it grows, PLP is poised to grow with it. Our product offerings are well positioned to address the expansion of the fiber network in the United States and, ultimately, in overseas markets.

Our international business continues to perform at high levels. The 17% sales growth in 2006 compared to the year before was the result of solid sales growth in nearly every country in which we operated. We are currently expanding our manufacturing capacity in Asia to better serve customers in that region in the future in addition to supporting a number of our markets outside Asia.

Compared to many of our competitors, PLP has a differentiated strategy with our international subsidiaries, which focuses primarily on serving their local markets with local manufacturing capabilities. These subsidiaries are also playing a greater role in collaborating with PLP operations worldwide to provide product solutions and expertise for customers in all of our markets. We believe this "think globally, act locally" strategy will continue to serve us well for the future.



PLP People: the Essential Ingredient

As we look at our record of strong performance over the years, it's also helpful to look at the factors behind this success. When we examined it more closely and talked with fellow employees, our customers and our supply chain partners, a number of positive character traits emerged: ***entrepreneurial, collaborative, customer-focused, responsive, dependable, solutions-oriented, quality-oriented, flexible and nimble.*** *The power behind these words, however, is in the people of PLP.*

Our theme for this year's annual report focuses on the people of PLP: how they demonstrate those important traits day after day, and how that commitment benefits our customers. I never cease to be amazed at the abilities and effort of our employees – they are the reason for our success.

We can all be very proud of an area of particular importance to the Company: the tremendous collaboration and teamwork that has developed across PLP in recent years. International teamwork is rapidly approaching "the norm", particularly for innovative solutions on major high profile projects worldwide. For example, we recently entered into a major partnership agreement, providing patent – pending hardware to a major conductor cable supplier to the power utility industry. This was a successful combination of the expertise of our Brazilian subsidiary, which teamed with our domestic engineering and sales and support staff to bring this partnership to completion. That same collaborative spirit exists in relationships throughout the organization. Today we are a much more ***integrated*** *company in all respects than we have been at anytime in our history and we're just getting "warmed up".*

On behalf of the over 1,500 employees of PLP, I thank you for your support and interest in your company. We look forward to continuing to share good news with you about the company's growth for years to come.

Robert G. Ruhlman
Chairman and Chief Executive Officer

FINANCIAL POSITION

Consolidated net sales were nearly $217 million in 2006, an improvement of more than 5% over 2005. PLP's 2006 domestic sales in Energy markets improved 8% but were not strong enough to offset the weakness in the Communications market and consequently, domestic sales decreased from 2005. PLP's international subsidiaries achieved record sales and income figures during 2006 with sales improving 17% over 2005. Strong international performance offset the weakened domestic market resulting in consolidated net income of more than $12 million which was slightly better than 2005. Therein lies the beauty of global diversification. Our balance sheet remains strong with a current ratio of 3.2 to 1 and cash of nearly $30 million. Our bank debt is just over $8 million and represents 6% of equity.





ENERGY

The Energy market completed a strong year in 2006 and the stage is set for continued growth in 2007 and beyond.

PLP's Energy business serves major investor-owned utilities, rural electric cooperatives and municipal power systems worldwide with a focus on the transmission, distribution and fiber optic network aspects of the business.

Overall, domestic sales increased 8% over last year driven largely by a strong showing in transmission sales, which were up 28%. Sales in domestic distribution were up more modestly due in part to the mild storm season in 2006, compared to the previous two years.

TRANSMISSION

Transmission sales are expected to be strong again in 2007 as utilities continue forward with investments in transmission infrastructure. Passage of The Energy Policy Act of 2005 and the continued strength of the general economy creates a more favorable climate for the industry's future.

Increased sales paralleled the general upswing in the health of the utility industry, which registered a strong performance in 2006. Many United States power utilities are beginning to address areas of congestion in the power grid. Longer term, utilities are also beginning to develop plans for the general rebuilding of their power networks, many of which are 60 to 70 years old.

PLP has aggressively reengaged with its customer base over the last several years. It has done this by conducting numerous field visits and transmission seminars at its Cleveland headquarters and around the country, and by renewing its commitment to educating customers on best practices in transmission line construction. Additionally, PLP had the foresight to begin development work several years ago on a number of key product development programs. Several products resulting from these programs, such as the CUSHION-GRIP™ Hardware System and the VORTX™ Vibration Damper, were brought to market just as the utility market began rebounding. All of these efforts have put PLP in a strong position to seize the opportunities that exist as the rebuilding and upgrading of the power grid expands into the future.

International transmission sales continued to grow, and were up more than 9% over last year as PLP's subsidiaries increased capacity and added more customers worldwide. Operations in Asia and Latin America added a great deal of manufacturing capacity to serve those growing regions.

It is PLP's expectation that growth in the international energy markets will continue as the focus on new construction intensifies in all of the developing markets it serves. As more energy is demanded at the local level, transmission is required to supply the network. With strategically located operations throughout the world, PLP is well positioned to continue to take advantage of this growth. PLP is confident that the combined portfolio of design technologies from its domestic operations and international subsidiaries will enable it to supply specific solutions to the diverse set of transmission requirements in the varied terrain of the international energy market.





As the market unfolds in the United States, we see a parallel need to rebuild much of the world's transmission infrastructure, which was originally built several decades ago. These aging lines are showing wear in many markets and the rebuilding projects are nearly as large as the original construction.

Priorities to manage new tower heights or extended "rights of way" focuses transmission utilities to use the latest technologies to maximize energy transmission over limited infrastructure. Products like THERMOLIGN® transmission hardware are specifically designed to meet those demanding challenges.





SOLUTIONS-BASED

"We didn't sit on our hands as the industry was repositioning itself," explains Dennis Theis (left), PLP Director of Marketing and Sales, Energy Markets. With help from its engineering and research departments, the company set about to develop the next generation of transmission and distribution products for the power industry. "With the power utility industry trending toward future upgrades and investments, PLP has put itself in position to develop product solutions to help the industry as it enters this exciting new era," said Bob Whapham (right), PLP Global Market Manager for Transmission.

RESPONSIVE

As highlighted in last year's annual report, PLP has earned a reputation among its customers and supply chain partners for being responsive, especially when nature turns violent. While 2006 was a milder weather season, PLP still provided rapid response to customers who needed to replenish supplies for a variety of reasons. Diane DiLauro, PLP's Customer Service Expeditor, is an important link in making that happen for customers. "We need to be ready and willing to respond at a moment's notice whenever and wherever that may be," said DiLauro. "Our customers count on us in many unpredictable situations and we are there for them."





ENERGY

DISTRIBUTION

Domestic distribution is expected to markedly improve performance in 2007 over the year before as customers continue to invest in their systems. Additionally, a major breakthrough for distribution occurred late last year when PLP entered into an alliance with Southwire, a major conductor cable supplier to the power utility industry. Working jointly with its Brazilian subsidiary, PLP will furnish the hardware for Southwire's spacer cable product. Southwire will fully market its cable with PLP's hardware system in 2007.

PLP has also worked diligently on trying to offset the dramatic increase in the cost of the raw materials that go into a majority of our Distribution product offering. With several departments including sales and marketing, manufacturing and engineering working as a team, PLP continues to identify and explore opportunities for cost savings in an effort to lessen the overall impact of the continuing rise in commodity prices on our customers.









COLLABORATIVE

Close collaboration among domestic sales, engineering and research departments and its Brazilian subsidiary helped PLP land a major partnership with Southwire, a leading cable supplier to the power utility industry. "Southwire wanted to expand its spacer cable product offering, but it needed a hardware partner. When they approached us, we went to our Brazilian subsidiary, which has a great deal of expertise in providing a similar product for the South American market," said Paul Daniels (left), PLP's Market Manager for Distribution. "We are proud that PLP Brazil is playing such an important role in PLP partnering with Southwire," said Paulo Sergio (right), Industrial Technical Director, PLP Brazil. "This attitude of teamwork and collaboration on behalf of our customers is one of our greatest strengths."

FIBER OPTIC HARDWARE

Fiber optic cable applications for the power utility industry continued to be a key market segment for PLP. PLP serves these fiber optic cable applications with its FIBERLIGN® products, designed for supporting installations of Optical Ground Wire (OPGW) and All-Dielectric Self-Supporting cable (ADSS) systems.

One exciting new application is the development of Broadband Over Power Lines (BPL). Several major utilities have taken more aggressive steps in 2006 to deploy BPL technology. Energy utility companies in particular have begun embracing this technology in the deployment of "smart grid" technologies, such as Automated Meter Reading (AMR) and other advanced monitoring systems in an effort to upgrade aging infrastructure and improve reliability.



FLEXIBLE

Power utility companies often look to PLP for unique solutions to help minimize maintenance costs for their networks. One major solution was recently developed for coastal applications where saltwater corrosion often leads to the premature aging of cable and hardware systems. Recognizing this opportunity, PLP developed a proprietary corrosion resistant solution based on its FIBERLIGN® family of fiber optic hardware products. "By being a flexible company in adapting our products to a variety of applications, we can maximize our value to customers and increase our sales opportunities," said John Jones, Market Manager for Utility Fiber Technologies.



NIMBLE

A nimble and speedy response to ever-changing customer needs, technologies and market environments enables PLP to provide innovative solutions that set it apart from the pack. In 2006 a power utility customer deploying Broadband Over Power Lines (BPL) technology approached PLP looking for a very specific solution to help them connect their network with customers' homes. "We partnered closely with our Technical Sales Group to listen to our customer and identify their needs, and in four short months we responded by engineering, designing and introducing the COYOTE® Aerial Drop Closure. Our responsiveness and speed to market puts us in the driver's seat to provide cutting-edge solutions and add value that our competitors simply can't match," said Randy Cloud, Engineering Manager, Communications Product Development.



COMMUNICATIONS

This year marked another extremely competitive year for PLP and the customers it serves in the communications industry. The ever-shifting influence of emerging technologies and corporate consolidation were key contributors to the softened sales that were experienced in 2006. Nevertheless, PLP remains optimistic and committed to the challenge, and stands ready to seize each and every opportunity as it moves into the future.

Verizon continued its well-publicized initiative to deploy its next generation Fiber-to-the-Premises (FTTP) broadband network. Yet 2006 saw Verizon temporarily shift its emphasis from merely passing homes to connecting homes to the completed portions of that network. This work involves a segment of the network where PLP has a much smaller product mix, and therefore a more limited opportunity for participation. PLP sees this shift in emphasis as temporary and expects to see larger scale network deployment to resume and continue into the foreseeable future. In addition, PLP continues to explore ways it can expand its current fiber optic product mix in order to increase participation in the home connection segment of FTTP deployment.





DEPENDABLE

Being a dependable provider of products and solutions has long been a hallmark of PLP. One excellent example is the strong relationship PLP has with Verizon, a leader in building an all-fiber network across its markets. "PLP has a strong partnership with Verizon to supply products as it develops its network," said John Hofstetter (right), Director of Marketing and Sales for Communications Markets. "This dependability also applies to the many product solutions we have brought on line for customers of all sizes and types," said Chris Grubish (left), Market Manager, Communications and Global FTTP, who added that development of such products as the COYOTE® Dome Closure and the COYOTE® DEN Demarcation Enclosure ensure that PLP will continue its track record of dependability to the communications industry well into the future.

RELIABLE

PLP takes its commitment to its customers very seriously. One of the most frequent customer testimonials PLP receives is that PLP is a company that does what it says it will do. Mick Vasko, PLP's Purchasing Manager for Global Commodities, is responsible for acquiring the raw materials and items necessary for PLP to make its products. "We endeavor to ensure that the materials and equipment are highly reliable before we ever send them to the customer. Our engineering and manufacturing set high standards for our products and that translates into reliability for our customers."

Another factor that influenced performance in 2006 was a decelerating demand for copper products such as the ARMADILLO® Stainless Closure and the SERVISEAL® Closure. Major service providers are now beginning to lose traditional landline customers in favor of wireless and Internet-phone service at an increasing rate. This trend is expected to continue. As it does, capital expenditures on old technology for legacy copper networks will be relegated to maintenance and Digital Subscriber Line (DSL) deployment. The silver lining to this trend is that PLP should more than offset this trend with its high profile in FTTP technologies.

While the emergence of FTTP has a favorable future, PLP is also pursuing a number of areas to expand its Communications business. PLP has pursued the growing fiber market with municipalities and has a strong partnership with a number of federal government entities in the communications field.

There are a number of publicly-owned utilities across the nation that have developed or are considering construction of fiber-optic networks for their communities. Many of these public entities believe such networks will make their communities more economically viable. PLP continues to work with these public entities to bring broadband services to the masses.

Merger-related delays in spending also played a major role in our efforts in 2006. The AT&T/BellSouth merger, and the Adelphia Cable acquisition by Time Warner and Comcast Cable are noteworthy examples. In the case of BellSouth, PLP worked diligently to get new versions of the COYOTE® Dome Closure and other fiber optic products approved and placed on standards. PLP remains optimistic that these efforts will eventually pay dividends in the form of increased market share. In the case of Time Warner and Comcast, industry opinions vary, but some industry experts expect that network upgrade spending will occur in territories previously owned and operated by Adelphia cable. PLP stands ready to seize this opportunity.

PLP's international Communications business has been focused on specialty niche markets outside of the United States. More specifically, most markets outside of the U.S. are just beginning to show interest in extending fiber networks to the premises. PLP will be leveraging its extensive experience with FTTP opportunities in the U.S. to gain a strong position in our international markets. A global FTTP initiative to combine the resources of PLP has recently been established.





NON-UTILITY INDUSTRIES

PLP's non-utility management team implemented some major customer programs to reinvigorate its business in 2006 and the result was an impressive rise in sales from the prior year.

One area of focus in 2006 was a major effort to find more solutions from across all of PLP's market categories that would help the variety of customers within the non-utility industries. The introduction of the E-Z BRACE™ System is one example of efforts in this area. This product is a customized metal building bracing solution that evolved out of the BRACE-GRIP® Dead-end product line. As a result of efforts like this, PLP was able to add more customers last year.

Installation of guyed towers and antennas has peaked in recent years; as a result, PLP has focused more of its efforts towards customers upgrading this equipment.

In 2007 and beyond, non-utility managers will continue to work closely with other market managers across PLP to take their existing products and apply them to non-utility applications in an effort to broaden its offerings to its current and future customers.



CUSTOMER-FOCUSED

The Non-Utility market segment of PLP continues to add value by taking traditional PLP energy and communications product technologies and applying them to applications in several different industries. John Markiewicz, Market Manager for Non-Utility, said "We have renewed our focus on the non-utility customer base and have brought a host of new solutions to these customers." One example is the BIRD-FLIGHT™ Diverter, which is a successful product for the Energy market but which has similar applications for the Tower and Antenna market segment that the Non-Utility business serves. "We are providing more value-added products and solutions for our customers than ever before," explains Robin Bartlett, Field Sales Representative for Non-Utility Markets at PLP. "This translates into stronger customer relationships and increased sales."



LOCAL FOCUS, GLOBAL PERSPECTIVE

One unique aspect of PLP's strategy is the operational philosophy of its international subsidiaries. "While our international subsidiaries are primarily focused on serving the needs of their local market, they are also committed to sharing their product and technology applications companywide and worldwide," said William H. Haag (left), Vice President, International Operations. One example of this is PLP Australia, which sells broadly to the Energy and Communications markets, and sells products such as a helical dead-end product, which can easily be used by Non-Utility customers for agricultural applications. "We have a strong business relationship across Australia, but we are always looking for ways our products can help PLP's customers worldwide," said Norman Windell (right), Managing Director of PLP Australia.



DATA COMMUNICATIONS

PLP Subsidiary SMP Data Communications is a technical leader in the development of interconnection devices for voice, data and video applications. SMP makes fiber and copper connecting hardware products that make networking and high-speed data transmission possible across enterprise networks. Its products have multiple residential and commercial applications.

SMP increased sales in 2006, while investing in new products focused on residential and copper connectivity solutions. The new developments include a focus on secure networking and 10-gigabit per second (Gbps) technologies. In addition last year, SMP successfully extended its brand further across the data communications landscape. SMP saw revitalization of its Residential market and enjoyed significant growth in its Fiber Optic Solutions market.

SMP will continue to be a leader in the Structured Cabling Industry by uncovering new markets, capitalizing on new opportunities in existing markets and driving new technologies. 2007 will be a year of harvesting the fruits of our recent investments and maintaining a focus on further growth.



INFORMED DECISION-MAKERS

SMP has gained a reputation for keeping pace with the fast-changing demand for faster and more efficient data transmission. One example is the Dual Axcess Residential Cabling Solution that allows scalable networking between today's Analog Voice Line Technologies and future Voice over Internet Protocol (VoIP) Networks. "SMP quickly found solutions in specific areas of this market and is considered an important player in this development," said Brad Everette, Marketing Manager, of SMP Data Communications. "We are very responsive in the development of products for our customers, and we do so in an environment of informed decision making."



CORPORATE INITIATIVES

LEAN MANUFACTURING

PLP's Lean Manufacturing process continued in 2006 to reach new milestones in terms of efficiency and quality control. In fact, PLP has seen year over year improvement in these important measures of production.

Before implementing Lean, PLP, similar to many other manufacturers, utilized the traditional batch process of manufacturing. Lean shifted the focus to eliminating waste and continuous improvement, and now Lean is a way of life at PLP's manufacturing plants worldwide.

One of the major tenants of Lean is to constantly look for bottlenecks in the manufacturing process. It is a methodology for creating value with a minimum amount of materials, space, equipment and workers' time. As a result, PLP cross-trained its employees to maximize their utility and efficiency.

PLP now tailors its manufacturing processes and measures performance based on customer demand and expectations. On time delivery, order accuracy and overall product quality continue to improve under the Lean program.



QUALITY-FOCUSED

Quality is paramount at PLP's manufacturing facilities, where employees are embracing the Lean manufacturing process. "We have a dedicated team of employees at our plant," said John Ziebarth (left), plant manager at PLP's Albemarle, North Carolina facility. "Our employees know the customers' expectations and what it takes to satisfy them." Michael A. Fout (right), Vice President, Manufacturing, says, "Whether it's in the U.S. or at one of our international subsidiaries, our employees are aware of the role they play for our company and their customers. Our progress with Lean has put the company at the forefront of quality and customer service."

BUSINESS DEVELOPMENT

In 2006, a significant amount of work was done in exploring growth opportunities in the Renewable Energy sector. PLP is well positioned from a technology and operational standpoint to capitalize on the dramatic growth in this area as pressure intensifies to find alternative fuel sources to offset our current dependency and lessen the environmental impact of traditional energy sources. Suitable product development and acquisition opportunities were identified and are currently being pursued.

Over the last several years, PLP has taken great strides in developing relationships with key companies in our industry that would provide a strong strategic fit with PLP. While the universe of companies that are a solid strategic fit and would be within an acceptable size is relatively narrow, PLP is well positioned with key relationships within these companies should priorities change and opportunities for acquisition develop.



CORPORATE INFORMATION

DIRECTORS

Robert G. Ruhlman
Chairman, President and
Chief Executive Officer

Frank B. Carr
Private Investor

Glenn E. Corlett
Dean and Professor at
the College of Business
at Ohio University

John D. Drinko
Attorney
Baker & Hostetler LLP

John P. O'Brien
Managing Director of
Inglewood Associates, Inc.

Barbara P. Ruhlman

Randall M. Ruhlman
President
Ruhlman Motor Sports

OFFICERS

Robert G. Ruhlman
Chairman, President and
Chief Executive Officer

J. Cecil Curlee, Jr.
Vice President
Human Resources

Michael A. Fout
Vice President
Manufacturing

Eric R. Graef
Vice President
Finance and Treasurer

William H. Haag III
Vice President
International Operations

Dennis F. McKenna
Vice President
Marketing and Global Business
Development

David C. Sunkle
Vice President
Research and Engineering

Caroline A. Saylor
General Counsel and
Corporate Secretary

R. Steven Kestner
Assistant Secretary

DOMESTIC PLANT LOCATIONS

Arkansas
Rogers

North Carolina
Albemarle

SUBSIDIARIES
SMP Data Communications
Asheville, North Carolina

INTERNATIONAL OPERATIONS

SUBSIDIARIES

Australia
Preformed Line Products (Australia) Pty. Ltd.
Rack Technologies Pty. Ltd.
Sydney, Australia

Brazil
PLP-Produtos Para Linhas Preformados Ltd.
Sao Paulo, Brazil

Canada
Preformed Line Products (Canada) Ltd.
Cambridge, Ontario, Canada

China
Beijing PLP Conductor Line Products Co., Ltd.
Beijing, China

Mexico
Preformados de Mexico S.A. de C.V.
Querétaro, Mexico

South Africa
Preformed Line Products (South Africa) Pty. Ltd.
Pietermaritzburg, Natal
Republic of South Africa

Spain
APRESA—PLP Spain, S. A.
Sevilla, Spain

Thailand
Preformed Line Products (Asia) Ltd.
Bangkok, Thailand

United Kingdom
Preformed Line Products
(Great Britain) Ltd.
Andover, Hampshire, England

INDEPENDENT AUDITORS

Deloitte & Touche LLP

REGISTRAR & TRANSFER AGENT

National City Bank
Corporate Trust Department
629 Euclid Avenue
Room 635
Cleveland, Ohio 44114

MAILING ADDRESS
P.O. Box 92301
Cleveland, Ohio 44101-4301

COMMON SHARES

PLP common shares are traded on the NASDAQ National Market under the ticker symbol: PLPC

CORPORATE HEADQUARTERS

Preformed Line Products Company
(an Ohio Corporation)
660 Beta Drive
Mayfield Village, Ohio 44143

Mailing Address:
P.O. Box 91129
Cleveland, Ohio 44101-4301

Telephone: 440.461.5200
Fax: 440.442.8816
Web Site: www.preformed.com
E-mail: inquiries@preformed.com

The Company has adopted a code of conduct. A copy of the code of conduct is posted on our Internet Site at www.preformed.com in our About Us section.

If you would like to receive an electronic copy of this or future Annual Reports of Preformed Line Products, go to www.preformed.com, click Investor Relations and follow the instructions; or e-mail us at inquiries@preformed.com.

PREFORMED™ PLP® COYOTE® THERMOLIGN® FIBERLIGN® E-Z BRACE™ BRACE-GRIP® BIRD-FLIGHT™ Diverter, ARMADILLO® SERVISEAL® VORTX™ and CUSHION-GRIP™ are trademarks of Preformed Line Products Company.

Southwire® is a registered trademark of the Southwire Company.

PREFORMED LINE PRODUCTS COMPANY

660 Beta Drive, Mayfield Village, OH 44143
(440) 461-5200 | www.preformed.com | inquiries@preformed.com
Mailing Address: PO Box 91129 | Cleveland, OH 44101

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006

Commission file number 0-31164

Preformed Line Products Company
(Exact Name of Registrant as Specified in Its Charter)

Ohio	34-0676895
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
660 Beta Drive Mayfield Village, Ohio	44143
(Address of Principal Executive Office)	(Zip Code)

(440) 461-5200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, $2 par value per share	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: (None)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes No _X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes __ No _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _X_

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange act.
Large accelerated filer ____ Accelerated filer _X__ Non-accelerated filer____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No _X_

The aggregate market value of voting and non-voting common shares held by non-affiliates of the registrant as of June 30, 2006 was $102,142,433, based on the closing price of such common shares, as reported on the NASDAQ National Market System. As of March 12, 2007, there were 5,358,437 common shares of the Company ($2 par value) outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement for the Annual Meeting of Shareholders to be held April 23, 2007 are incorporated by reference into Part III, Items 10, 11, 12, 13 and 14.

Table of Contents

Forward-Looking Statements

This Form 10-K and other documents we file with the Securities and Exchange Commission contain forward-looking statements regarding the Company's and management's beliefs and expectations. As a general matter, forward-looking statements are those focused upon future plans, objectives or performance (as opposed to historical items) and include statements of anticipated events or trends and expectations and beliefs relating to matters not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to the Company's operations and business environment, all of which are difficult to predict and many of which are beyond the Company's control. Such uncertainties and factors could cause the Company's actual results to differ materially from those matters expressed in or implied by such forward-looking statements.

The following factors, among others, could affect the Company's future performance and cause the Company's actual results to differ materially from those expressed or implied by forward-looking statements made in this report:

- The overall demand for cable anchoring and control hardware for electrical transmission and distribution lines on a worldwide basis, which has a slow growth rate in mature markets such as the United States, Canada, and Western Europe;
- Technological developments that affect longer-term trends for communication lines such as wireless communication;
- The Company's success at continuing to develop proprietary technology to meet or exceed new industry performance standards and individual customer expectations;
- The potential impact of consolidation, deregulation and bankruptcy among the Company's suppliers, competitors and customers;
- The rate of progress in continuing to reduce costs and in modifying the Company's cost structure to maintain and enhance the Company's competitiveness;
- The Company's success in strengthening and retaining relationships with the Company's customers, growing sales at targeted accounts and expanding geographically;
- The extent to which the Company is successful in expanding the Company's product line into new areas;
- The Company's ability to identify, complete and integrate acquisitions for profitable growth;
- The relative degree of competitive and customer price pressure on the Company's products;
- The cost, availability and quality of raw materials required for the manufacture of products;
- The effects of fluctuation in currency exchange rates upon the Company's reported results from international operations, together with non-currency risks of investing in and conducting significant operations in foreign countries, including those relating to political, social, economic and regulatory factors;
- Changes in significant government regulations affecting environmental compliances;
- The Company's ability to compete in the domestic data communication market;
- The effect on the Company's business resulting from economic uncertainty within Latin American regions;
- The telecommunication market's continued deployment of Fiber-to-the-Premises;
- The Company's ability to increase sales or margins to recover the compliance costs of being a publicly listed company; and
- Those factors described under the heading "Risk Factors" on page 12.

Part I

Item 1. *Business*

Background

Preformed Line Products Company and its subsidiaries ("the Company") is an international designer and manufacturer of products and systems employed in the construction and maintenance of overhead and underground networks for the energy, telecommunication, cable operators, information (data communication) and other similar industries. The Company's primary products support, protect, connect, terminate and secure cables and wires. The Company also manufactures a line of products serving the voice and data transmission markets. The Company's goal is to continue to achieve profitable growth as a leader in the innovation, development, manufacture and marketing of technically advanced products and services related to energy, communications and cable systems and to take advantage of this leadership position to sell additional quality products in familiar markets.

The Company serves a worldwide market through strategically located domestic and foreign manufacturing facilities. Each of the Company's domestic and foreign manufacturing facilities have obtained an International Standards Organization ("ISO") 9001:2000 Certification for our Management System. The ISO 9001:2000 certified management system is a globally recognized quality standard for manufacturing and assists the Company in marketing its products throughout the world. The Company's customers include public and private energy utilities and communication companies, cable operators, financial institutions, governmental agencies, original equipment manufacturers, contractors and subcontractors, distributors and value-added resellers. The Company is not dependent on a single customer or a few customers. No single customer accounts for more than ten percent of the Company's consolidated revenues.

The Company's products include:

- Formed Wire and Related Hardware Products
- Protective Closures
- Data Communication Interconnection Devices
- Plastic Products
- Other Products

Formed Wire Products are used in the energy, communications, cable and non-utility industries to support, protect, terminate and secure both power conductor and communication cables and to control cable dynamics (e.g., vibration). These products are based on the principle of forming a variety of stiff wire materials into a helical (spiral) shape. Advantages of using the Company's helical formed wire products are that they are economical, dependable and easy to use. The Company introduced formed wire products to the power industry almost 60 years ago and such products enjoy an almost universal acceptance in the Company's markets. Formed wire and related hardware products are approximately 54% of the Company's revenues in 2006, 49% in 2005, and 46% in 2004.

Protective Closures, including splice cases, are used to protect fixed line communication networks, such as copper cable or fiber optic cable, from moisture, environmental hazards and other potential contaminants. Protective closures are approximately 26% of the Company's revenues in 2006 and 29% in 2005 and 2004.

Data Communication Interconnection Devices are products used in high-speed data systems to connect electronic equipment. Data communication interconnection devices are approximately 13% of the Company's revenues in 2006, 15% in 2005 and 17% in 2004.

Plastic Products, including guy markers, tree guards, fiber optic cable markers and pedestal markers are used in energy, communications, cable television and non-utility industries to identify power conductors, communication cables and guy wires. Plastic products are approximately 2% of the Company's revenues in 2006 and 2005, and 3% in 2004.

Other Products include hardware assemblies, pole line hardware, resale products, underground connectors and urethane products. They are used by energy, communications, cable and non-utility industries for various applications and are defined as products that compliment the Company's core line offerings. Other products are approximately 5% of the Company's revenues in 2006, 2005 and 2004.

Corporate History

The Company was incorporated in Ohio in 1947 to manufacture and sell helically shaped "armor rods," which are sets of stiff helically shaped wires applied on an electrical conductor at the point where it is suspended or held. Thomas F. Peterson, the Company's founder, developed and patented a unique method to manufacture and apply these armor rods to protect electrical conductors on overhead power lines. Over a period of years Mr. Peterson and the Company developed, tested, patented, manufactured and marketed a variety of helically shaped products for use by the electrical and telephone industries. Although all of Mr. Peterson's patents have now expired, those patents served as the nucleus for licensing the Company's formed wire products abroad.

The success of the Company's formed wire products in the United States led to expansion abroad. The first international license agreement was established in the mid-1950s in Canada. In the late 1950s the Company's products were being sold through joint ventures and licensees in Canada, England, Germany, Spain and Australia. Additionally, the Company began export operations and promoted products into other selected offshore markets. The Company continued its expansion program, bought out most of the original licensees, and, by the mid-1990s, had complete ownership of operations in Australia, Brazil, Canada, Great Britain, South Africa and Spain and held a minority interest in two joint ventures in Japan. The majority of the Company's international subsidiaries operate as independent business units with the necessary infrastructure (i.e. manufacturing, engineering, marketing and general management) to support local business activities. Each is staffed with local personnel to ensure that the Company is well versed in local business practices, cultural constraints, technical requirements and the intricacies of local client relationships.

In 1968, the Company expanded into the underground telecommunications field by its acquisition of the Smith Company located in California. The Smith Company had a patented line of buried closures and pressurized splice cases. These closures and splice cases protect copper cable openings from environmental damage and degradation. The Company continued to build on expertise acquired through the acquisition of the Smith Company and in 1995 introduced the highly successful COYOTE® Closure line of products. Since 1995 eleven domestic and three foreign patents have been granted to the Company on the COYOTE Closure. None of the COYOTE Closure patents have expired. The earliest COYOTE Closure patent was filed in April 1995 and will not expire until April 2015.

In 1993, the Company purchased the assets of Superior Modular Products Company. Located in Asheville, North Carolina, Superior Modular Products is a technical leader in the development and manufacture of high-speed interconnection devices for voice, data and video applications. This acquisition was the catalyst to expand the Company's range of communication products to components for structuring cabling systems used inside a customer's premises.

Recognizing the need for a stronger presence in the fast growing Asian market, in 1996 the Company formed a joint venture in China and, in 2000, became sole owner of this venture.

In 2000, the Company acquired Rack Technologies Pty. Ltd, headquartered in Sydney, Australia. Rack Technologies is a specialist manufacturer of rack system enclosures for the communications, electronics and securities industries. This acquisition complements and broadens the Company's existing line of data communication products used inside a customer's premises.

In 2002, the Company acquired the remaining 2.6% minority interest in its operations in Mexico.

In 2003, the Company acquired the assets of Richardson Pacific Ltd located in Sydney, Australia. This acquisition complements the existing product lines manufactured at Rack Technologies for the data communication industry.

In 2003, the Company sold its 24% interest in Toshin Denko Kabushiki Kaisha in Osaka, Japan. The Company's investment in Toshin Denko dates back to 1961 when the joint venture company was founded.

In 2004, the Company acquired the assets of Union Electric Manufacturing Co. Ltd, located in Bangkok, Thailand.

In 2004, the Company sold its 49% interest in Japan PLP Co. Ltd., a joint venture in Japan. The sale resulted in an after-tax gain of $1.7 million.

The Company's World headquarters is located at 660 Beta Drive, Mayfield Village, Ohio 44143.

Business

The demand for the Company's products comes primarily from new, maintenance and repair construction for the energy, telecommunication and data communication industries. The Company's customers use many of the Company's products, including formed wire products, to revitalize the aging outside plant infrastructure. Many of the Company's products are used on a proactive basis by the Company's customers to reduce and prevent lost revenue. A single malfunctioning line could cause the loss of thousands of dollars per hour for a power or communication customer. A malfunctioning fiber cable could also result in substantial revenue loss. Repair construction by the Company's customers generally occurs in the case of emergencies or natural disasters, such as hurricanes, tornadoes, earthquakes, floods or ice storms. Under these circumstances, the Company provides 24-hour service to provide the repair products to customers as quickly as possible.

The Company has adapted the formed wire products' helical technology for use in a wide variety of fiber optic cable applications that have special requirements. The Company's formed wire products are uniquely qualified for these applications due to the gentle gripping over a greater length of the fiber cable. This is an advantage over traditional pole line hardware clamps that compress the cable to the point of possible fatigue and optical signal deterioration.

The Company's protective closures and splice cases are used to protect cable from moisture, environmental hazards and other potential contaminants. The Company's splice cases are easily re-enterable closures that allow utility maintenance workers access to the cables located inside the closure to repair or add communications services. Over the years, the Company has made many significant improvements in the splice case that have greatly increased their versatility and application in the market place. The Company also designs and markets custom splice cases to satisfy specific customer requirements. This has allowed the Company to remain a strong partner with several primary customers and has earned the Company the reputation as a responsive and reliable supplier.

Fiber optic cable was first deployed in the outside plant environment in the early 1980's. Through fiber optic technologies, a much greater amount of both voice and data communication can be transmitted reliably. In addition, this technology solved the cable congestion problem that the large count copper cable was causing in underground, buried and aerial applications. The Company developed and adapted copper closures for use in the emerging fiber optic world. In the late 1980's, the Company developed a series of splice cases designed specifically for fiber application. In the mid-1990's, the Company developed its plastic COYOTE Closure, and has since expanded the product line to address emerging Fiber-to-the-Premise (FTTP) applications. The COYOTE Closure is an example of the Company developing a new line of proprietary products to meet the changing needs of its customers.

The Company also designs and manufactures data communication interconnect devices and enclosures for data communication networks, offering a comprehensive line of copper and fiber optic cross-connect systems. The product line enables reliable, high-speed transmission of data over customers' local area networks.

License Agreements

The Company receives royalties under twenty-three separate license agreements. The Company does not believe that its business is materially dependent on any individual license agreement.

Markets

The Company markets its products to the energy, telecommunication, cable, data communication and non-utility industries. While rapid changes in technology have blurred the distinctions between telephone, cable, and data communication, the energy industry is clearly distinct. The Company's role in the energy industry is to supply formed wire products and related hardware used with the electrical conductors, cables and wires that transfer power from the generating facility to the ultimate user of that power. Formed wire products are used to support, protect, terminate and secure both power conductor and communication cables and to control cable dynamics.

Electric Utilities - Transmission. The electric transmission grid is the interconnected network of high voltage aluminum conductors used to transport large blocks of electric power from generating facilities to distribution networks. Currently, there are three major power grids in the United States: the Eastern Interconnect, the Western Interconnect and the Texas Interconnect. Virtually all electrical energy utilities are connected with at least one other utility by one of these major grids. The Company believes that the transmission grid has been neglected throughout much of the United States for more than a decade. Additionally, because of deregulation, some electric utilities have turned this responsibility over to Independent System Operators (ISOs), who have also been slow to add transmission lines. With demand for power now exceeding supply in some areas, the need for the movement of bulk power from the energy-rich states to the energy-deficient areas means that new transmission lines will likely be built and many existing lines will likely be refurbished. In addition, passage of The Energy Policy Act of 2005 has attracted new investment into the industry through the requirements it establishes for enforceable reliability standards, incentives for transmission grid improvements and reform of the transmission line construction approval process. The Company believes that this will generate growth for the Company's products in this market over at least the next several years. In addition, increased construction of international transmission grids is occurring in many regions of the world. However, consolidation in the markets that the Company services may also have an adverse impact on the Company's revenues.

Electric Utilities - Distribution. The distribution market includes those utilities that distribute power from a substation where voltage is reduced to levels appropriate for the consumer. Unlike the transmission market, distribution is still handled primarily by local electric utilities. These utilities are motivated to reduce cost in order to maintain and enhance their profitability. The Company believes that its growth in the distribution market will be achieved primarily as a result of incremental gains in market share driven by emphasizing the Company's quality products and service over price. Internationally, particularly in the developing regions, there is increasing political pressure to extend the availability of electricity to additional populations. Through its global network of factories and sales offices, the Company is prepared to take advantage of this new growth in construction.

Communication and Cable. Major developments, including growing competition between the cable and communications industries and increasing overall demand for high-speed communication services, have led to a changing regulatory and competitive environment in many markets throughout the world. The deployment of new access networks and improvements to existing networks for advanced applications continues to gain momentum.

Cable operators, local communication operators and power utilities are building, rebuilding or upgrading signal delivery networks in developed countries. These networks are designed to deliver video and voice transmissions and provide Internet connectivity to individual residences and businesses. Operators deploy a variety of network technologies and architectures to carry broadband and narrowband signals. These architectures are constructed of electronic hardware connected via coaxial cables, copper wires or optical fibers. The Company manufactures closures that these industries use to securely connect and protect these vital networks.

As critical components of the outdoor infrastructure, closures provide protection against weather and vandalism and permit technicians who maintain and manage the system ready access to the devices. Cable operators and local telephone network operators place great reliance on manufacturers of protective closures because any material damage to the signal delivery networks is likely to disrupt communication services. In addition to closures, the Company supplies the communication and cable industry with its formed wire products to hold, support, protect and terminate the copper wires and cables and the fiber optic cables used by that industry to transfer voice, video or data signals.

The industry has developed new technological methods to increase the usage of copper-based plant through high-speed digital subscriber lines (DSLs). The popularity of these services, the regulatory environment and the increasingly fierce competition between communications and cable operators has driven the recent move toward building out the "last mile" in fiber networks. FTTP promises to be the next wave in broadband innovation by carrying fiber optic technology into homes and businesses. The Company has been actively developing products that address this market.

Data Communication. The data communication market is being driven by the continual demand for increased bandwidth. Growing Internet Service Providers (ISPs), construction in Wide Area Networks (WANs) and demand for data communication in the workplace are all key elements to the increased demand for the connecting devices made by the Company. This market will increasingly be focused on the systems that provide the highest speed and highest quality signal, such as fiber optic and copper networks. The Company's connecting devices are sold to a number of categories of customers including (i) original equipment manufacturers (OEMs), which incorporate the Company's connector technology in their product offering, (ii) ISPs, (iii) large companies and organizations which have their own local area network for data communication, and (iv) national and international distributors of structured cabling systems and components for use in the above markets.

Non-Utility Industries. The Company's formed wire products can also be used in other industries which require a method of securing or terminating cables, including the metal building, tower and antenna industries, the arborist industry, and various applications within the marine systems industry. Products other than formed wire products are also marketed to other industries. For example, the Company's urethane capabilities allow it to market products to the light rail industry. The Company continues to explore new and innovative uses of its manufacturing capabilities; however, these markets remain a small portion of overall consolidated sales.

See Note J to the Notes to Consolidated Financial Statements for certain information relating to the business segments.

Foreign Operations

Except for location, the foreign business segment of the Company is essentially the same as its domestic business. The Company manufactures the same types of products in its foreign plants as are sold domestically, it sells to the same types of customers and faces the same types of competition (and in some cases the same competitors). Sources of supply of raw materials are not significantly different internationally. See Note J in the Notes To Consolidated Financial Statements for information relating to certain foreign and domestic financial data of the Company.

While a number of the Company's foreign plants are in developed countries, the Company believes it has strong market opportunities in developing countries where the need for the transmission and distribution of electrical power is significant. The Company is now serving the Far East market, other than China and Japan, primarily from Thailand. In addition, as the need arises, the Company is prepared to establish new manufacturing facilities abroad. During 2003 a 25,000 square foot addition was completed at the manufacturing facility in China. In 2004, through a small acquisition, a new manufacturing operation was established outside of Bangkok, Thailand. In 2005, a 35,600 square foot addition was made to the Company's operation in Australia. During 2006, the Company moved its Thailand manufacturing operations from a leased facility to a 60,000 square foot company-owned facility in Bangkok, Thailand.

Sales and Marketing

Nationally and internationally, the Company markets its products through a direct sales force and manufacturing representatives. The direct sales force is employed by the Company and works with the manufacturer's representatives, as well as, key direct accounts and distributors, who also buy and resell the Company's products. The manufacturer's representatives are independent organizations that represent the Company as well as other complimentary product lines. These organizations are paid a commission based on the sales amount.

Research and Development

The Company is committed to providing technical leadership through scientific research and product development in order to continue to expand the Company's position as a supplier to the communications and power industries. Research is conducted on a continuous basis using internal experience in conjunction with outside professional expertise to develop state-of-the-art materials for several of the Company's products. These products capitalize on cost-efficiency while offering exacting mechanical performance that meets or exceeds industry standards. The Company's research and development activities have resulted in numerous patents being issued to the Company (see "Patents and Trademarks" below).

Early in its history the Company recognized the need to understand the performance of its products and the needs of its customers. To that end, the Company developed its own Research and Engineering Center in Cleveland, Ohio. Using the Research and Engineering Center, engineers and technicians simulate a wide range of external conditions encountered by the Company's products to ensure quality, durability and performance. The work performed in the Research and Engineering Center includes advanced studies and experimentation with various forms of vibration. This work has contributed significantly to the collective knowledge base of the industries the Company serves and is the subject matter of many papers and seminars presented to these industries.

In 1979, the Company relocated and expanded its Research and Engineering Center as a 29,000-square-foot addition to its World Headquarters in Mayfield Village, Ohio. The Company believes that this facility is one of the most sophisticated in the world in its specialized field. The expanded Research and Engineering Center also has an advanced prototyping technology machine on-site to develop models of new designs where intricate part details are studied prior to the construction of expensive production tooling. Today, the Company's reputation for vibration testing, tensile testing, fiber optic cable testing, environmental testing, field vibration monitoring and third-party contract testing is a competitive advantage. In addition to testing, the work done at the Company's Research and Development Center continues to fuel product development efforts. For example, the Company estimates that approximately 24% of 2006 revenues were attributed to products developed by the Company in the past five years. In addition, the Company's position in the industry is further reinforced by its long-standing leadership role in many key international technical organizations which are charged with the responsibility of establishing industry wide specifications and performance criteria, including IEEE (Institute of Electrical and Electronics Engineers), CIGRE (Counsiel Internationale des Grands Reseaux Electriques a Haute Tension), and IEC (International Electromechanical Commission). Research and development costs are expensed as incurred. Research and development costs for new products were $3.2 million in 2006 and $2.6 million in 2005 and 2004.

Patents and Trademarks

The Company applies for patents in the United States and other countries, as appropriate, to protect its significant patentable developments. As of December 31, 2006, the Company had in force 42 U.S. patents and 45 foreign patents in 10 countries and had pending seven U.S. patent applications and 27 foreign applications. While such domestic and foreign patents expire from time to time, the Company continues to apply for and obtain patent protection on a regular basis. Patents held by the Company in the aggregate are of material importance in the operation of the Company's business. The Company, however, does not believe that any single patent, or group of related patents, is essential to the Company's business as a whole or to any of its businesses. Additionally, the Company owns and uses a substantial body of proprietary information and numerous trademarks. The Company relies on nondisclosure agreements to protect trade secrets and other proprietary data and technology. As of December 31, 2006, the Company had obtained U.S. registration on 32 trademarks and four trademark applications remained pending. Foreign registrations amounted to 188 registrations in 32 countries, with 17 pending foreign registrations.

Since June 8, 1995, United States patents have been issued for terms of 20 years beginning with the date of filing of the patent application. Prior to that time, a U.S. patent had a term of 17 years from the date of its issuance. Patents issued by foreign countries generally expire 20 years after filing. U.S. and foreign patents are not renewable after expiration of their initial term. U.S. and foreign trademarks are generally perpetual, renewable in 10-year increments upon a showing of continued use. To the knowledge of management, the Company has not been subject to any significant allegation or charges of infringement of intellectual property rights by any organization.

In the normal course of business, the Company occasionally makes and receives inquiries with regard to possible patent and trademark infringement. The extent of such inquiries from third parties has been limited generally to verbal remarks to Company representatives. The Company believes that it is unlikely that the outcome of these inquiries will have a material adverse effect on the Company's financial position.

Competition

All of the markets that the Company serves are highly competitive. In each market the principal methods of competition are price, performance, and service. The Company believes, however, that several factors (described below) provide the Company with a competitive advantage.

- The Company has a strong and stable workforce. This consistent and continuous knowledge base has afforded the Company the ability to provide superior service to the Company's customers and representatives.

- The Company's Research and Engineering Center in Mayfield Village, Ohio and departments of subsidiary locations maintain a strong technical support function to develop unique solutions to customer problems.

- The Company is vertically integrated both in manufacturing and distribution and is continually upgrading equipment and processes.

- The Company is sensitive to the marketplace and provides an extra measure of service in cases of emergency, storm damage and other rush situations. This high level of customer service and customer responsiveness has become a hallmark of the Company.

- The Company's 12 manufacturing locations ensure close support and proximity to customers worldwide.

Domestically, there are several competitors for formed wire products. Although it has other competitors in many of the countries where it has plants, the Company has leveraged its expertise and is very strong in the global market. The Company believes that it is the world's largest manufacturer of formed wire products for energy and communications markets. However, the Company's formed wire products compete against other pole line hardware products manufactured by other companies.

Minnesota Manufacturing and Mining Company ("3M") is the primary domestic competitor of the Company for pressurized copper closures. The Company believes that its market share exceeds 3M's market share. Based on its experience in the industry, the Company believes its market share stands at 60%.

The fiber optic closure market is one of the most competitive product areas for the Company, with the Company competing against, among others, Tyco International Ltd., 3M and Corning Cable Systems. There are a number of primary competitors and several smaller niche competitors that compete at all levels in the marketplace. The Company believes that it is one of four leading suppliers of fiber optic closures.

The Company's data communication competitors range from assemblers of low cost, low quality components, to well-established multinational corporations. The Company's competitive strength is its technological leadership and manufacturing expertise. Additionally, the Company provides product to its licensees and other companies on a privately branded basis. Patented technology developed by the Company is currently licensed to many of its largest competitors. Low-cost Asian competitors, however, keep pressure on prices and will continue to do so.

Sources and Availability of Raw Materials

The principal raw materials used by the Company are galvanized wire, stainless steel, aluminum covered steel wire, aluminum re-draw rod, plastic resins, glass-filled plastic compounds, neoprene rubbers and aluminum castings. The Company also uses certain other materials such as fasteners, packaging materials and communications cable. The Company believes that it has adequate sources of supply for the raw materials used in its manufacturing processes and it regularly attempts to develop and maintain sources of supply in order to extend availability and encourage competitive pricing of these products.

Most plastic resins are purchased under contracts to stabilize costs and improve delivery performance and are available from a number of reliable suppliers. Wire and re-draw rod are purchased in standard stock diameters and coils under contracts available from a number of reliable suppliers. Contracts have firm prices except for fluctuations of base metals and petroleum prices, which result in surcharges when global demand is greater than the available supply.

The Company also relies on certain other manufacturers to supply products that complement the Company's product lines, such as aluminum and ferrous castings, fiber optic cable and connectors, circuit boards and various metal racks and cabinets. The Company believes there are multiple sources of supply for these products.

Due to increasing worldwide demand for carbon steel, stainless steel and aluminum, costs of raw materials have risen significantly during 2006. The Company anticipates further increases in 2007 as the economy continues to expand. Prices for stainless steel and aluminum have increased to five-year highs and increased costs have been passed along in the supply chain. Worldwide demand in these commodities continues to exceed supply and price pressure will continue as the demand outpaces the supply.

Backlog Orders

The Company's backlog was approximately $23.4 million at the end of 2006. The Company's order backlog generally represents four to six weeks of sales. All customer orders entered are firm at the time of entry. Substantially all orders are shipped within a two to four week period unless the customer requests an alternative date.

Seasonality

The Company markets products that are used by utility maintenance and construction crews worldwide. The products are marketed through distributors and directly to end users, who maintain stock to ensure adequate supply for their customers or construction crews. As a result, the Company does not have a wide variation in sales from quarter to quarter.

Environmental

The Company is subject to extensive and changing federal, state, and local environmental laws, including laws and regulations that (i) relate to air and water quality, (ii) impose limitations on the discharge of pollutants into the environment, (iii) establish standards for the treatment, storage and disposal of toxic and hazardous waste, and (iv) require proper storage, handling, packaging, labeling, and transporting of products and components classified as hazardous materials. Stringent fines and penalties may be imposed for noncompliance with these environmental laws. In addition, environmental laws could impose liability for costs associated with investigating and remediating contamination at the Company's facilities or at third-party facilities at which the Company has arranged for the disposal treatment of hazardous materials.

Although no assurances can be given, the Company believes it is in compliance in all material respects, with all applicable environmental laws and the Company is not aware of any noncompliance or obligation to investigate or remediate contamination that could reasonably be expected to result in a material liability. The Company does not expect to make any material capital expenditure during 2007 for environmental control facilities. The environmental laws continue to be amended and revised to impose stricter obligations, and compliance with future additional environmental requirements could necessitate capital outlays. However, the Company does not believe that these expenditures should ultimately result in a material adverse effect on its financial position or results of operations. The Company cannot predict the precise effect such future requirements, if enacted, would have on the Company. The Company believes that such regulations would be enacted over time and would affect the industry as a whole.

Employees

At December 31, 2006, the Company and its consolidated subsidiaries had 1,528 employees. Approximately 43% of the Company's employees are located in the United States.

Available Information

The Company maintains an Internet site at http://www.preformed.com, on which, the Company makes available, free of charge, the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC. The Company's SEC reports can be accessed through the investor relations section of its Internet site. The information found on the Company's Internet site is not part of this or any other report that is filed or furnished to the SEC.

The public may read and copy any materials the Company files with or furnishes to the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW., Washington, DC 20549. Information on the operation of the Public Reference Room is available by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information filed with the SEC by electronic filers. The SEC's Internet site is http://www.sec.gov. The Company also has a link from its Internet site to the SEC's Internet site, this link can be found on the investor relations page of the Company's Internet site.

Item 1A. Risk Factors

Due to the Company's dependency on the energy, telecommunication and data communication industries, the Company is susceptible to negative trends relating to those industries that could adversely affect the Company's operating results.

The Company's sales to the energy, telecommunication and data communication industries represent a substantial portion of the Company's historical sales. The concentration of revenue in such industries is expected to continue into the foreseeable future. Demand for products to these industries depends primarily on capital spending by customers for constructing, rebuilding, maintaining or upgrading their systems. The amount of capital spending and, therefore, the Company's sales and profitability are affected by a variety of factors, including general economic conditions, access by customers to financing, government regulation, demand for energy and cable services, and technological factors. As a result, some customers may not continue as going concerns, which could have a material adverse effect on the Company's business, operating results and financial condition. Consolidation and deregulation present the additional risk to the Company that combined or deregulated customers will rely on relationships with a source other than the Company. Consolidation and deregulation may also increase the pressure on suppliers, such as the Company, to sell product at lower prices.

The Company's business will suffer if the Company fails to develop and successfully introduce new and enhanced products that meet the changing needs of the Company's customers.

The Company's ability to anticipate changes in technology and industry standards and to successfully develop and introduce new products on a timely basis will be a significant factor in the Company's ability to grow and remain competitive. New product development often requires long-term forecasting of market trends, development and implementation of new designs and processes and a substantial capital commitment. The trend toward consolidation of the energy, telecommunication and data communication industries may require the Company to quickly adapt to rapidly changing market conditions and customer requirements. Any failure by the Company to anticipate or respond in a cost-effective and timely manner to technological developments or changes in industry standards or customer requirements, or any significant delays in product development or introduction or any failure of new products to be widely accepted by the Company's customers, could have a material adverse effect on the Company's business, operating results and financial condition as a result of reduced net sales.

The intense competition in the Company's markets, particularly telecommunication and data communication markets, may lead to a reduction in sales and profits.

The markets in which the Company operates are highly competitive. The level of intensity of competition may increase in the foreseeable future due to anticipated growth in the telecommunication and data communication industries. The Company's competitors in the telecommunication and data communication markets are larger companies with significant influence over the distribution network. The product lines within the data communication market have thin profit margins. Success in these product lines depends upon the Company's ability to increase volume and reduce the cost structure. There can be no assurance that the Company will be able to compete successfully against its competitors, many of which may have access to greater financial resources than the Company. In addition, the pace of technological development in the telecommunication and data communication markets is rapid and the Company cannot assure that these advances (i.e., wireless, fiber optic network infrastructure, etc.) will not adversely affect the Company's ability to compete in this market.

The introduction of products embodying new technologies or the emergence of new industry standards can render existing products or products under development obsolete or unmarketable.

The energy, telecommunication and data communication industries are characterized by rapid technological change. Satellite, wireless and other communication technologies currently being deployed may represent a threat to copper, coaxial and fiber optic-based systems by reducing the need for wire-line networks. There can be no assurance that future advances or further development of these or other new technologies will not have a material adverse effect on the Company's business, operating results and financial condition as a result of lost sales.

Price increases of raw materials could result in lower earnings.

The Company's cost of sales may be materially adversely affected by increases in the market prices of the raw materials used in the Company's manufacturing processes. There can be no assurance that price increases in raw materials can be passed onto the Company's customers through increases in product prices. As a result, the Company's operating results could be adversely affected.

The Company's international operations subject the Company to additional business risks.

International sales account for a substantial portion of the Company's net sales (49%, 44% and 42% in 2006, 2005 and 2004, respectively) and the Company expects these sales will increase as a percentage of net sales in the future. Due to its international sales, the Company is subject to the risks of conducting business internationally, including unexpected changes in, or impositions of, legislative or regulatory requirements, fluctuations in the U.S. dollar which could materially adversely affect U.S. dollar revenues or operating expenses, tariffs and other barriers and restrictions, potentially longer payment cycles, greater difficulty in accounts receivable collection, reduced or limited protection of intellectual property rights, potentially adverse taxes and the burdens of complying with a variety of international laws and communications standards. The Company is also subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships, in connection with its international operations. There can be no assurance that these risks of conducting business internationally will not have a material adverse effect on the Company's business, operating results and financial condition.

The Company may not be able to successfully integrate businesses that it may acquire in the future.

A portion of the Company's growth in sales and earnings has been generated from acquisitions. The Company expects to continue a strategy of identifying and acquiring businesses with complementary products. In connection with this strategy, the Company faces certain risks and uncertainties relating to acquisitions. The factors affecting this exposure are in addition to the risks faced in the Company's day-to-day operations. Acquisitions involve a number of special risks, including the risks pertaining to integrating acquired businesses. In addition, the Company may incur debt to finance future acquisitions, and the Company may issue securities in connection with future acquisitions that may dilute the holdings of current and future shareholders. Covenant restrictions relating to additional indebtedness could restrict the Company's ability to pay dividends, fund capital expenditures, consummate additional acquisitions and significantly increase the Company's interest expense. Any failure to successfully complete acquisitions or to successfully integrate such strategic acquisitions could have a material adverse effect on the Company's business, operating results and financial condition.

Item 1B. Unresolved Staff Comments

The Company does not have any unresolved staff comments.

Item 2. Properties

The Company currently owns or leases 17 facilities, which together contain approximately 1.5 million square feet of manufacturing, warehouse, research and development, sales and office space worldwide. Most of the Company's international facilities contain space for offices, research and engineering (R&E), warehousing and manufacturing with manufacturing using a majority of the space. The following table provides information regarding the Company's principal facilities:

	Location	Use	Owned/Leased	Square Feet
1.	Mayfield Village, Ohio	Corporate Headquarters Research and Engineering Center	Owned	62,000
2.	Rogers, Arkansas	Manufacturing Warehouse Office	Owned	310,000
3.	Albemarle, North Carolina	Manufacturing Warehouse Office	Owned	261,000
4.	Asheville, North Carolina	Manufacturing R&E Warehouse Office	Owned	64,100
5.	Sydney, Australia	Manufacturing R&E Warehouse Office	Owned	123,000
6.	São Paulo, Brazil	Manufacturing R&E Warehouse Office	Owned	148,500
7.	Cambridge, Ontario, Canada	Manufacturing Warehouse Office	Owned	73,300
8.	Andover, Hampshire, England	Manufacturing R&E Warehouse Office	Building Owned; Land Leased	89,400
9.	Queretaro, Mexico	Manufacturing Warehouse	Owned	52,900

	Office		
10. Beijing, China	Manufacturing Warehouse Office	Building Owned; Land Leased	61,000
11. Pietermaritzburg, South Africa	Manufacturing R&E Warehouse Office	Owned	73,100
12. Sevilla, Spain	Manufacturing R&E Warehouse Office	Owned	63,300
13. Bangkok, Thailand	Manufacturing Warehouse Office	Owned	60,400

Item 3. Legal Proceedings

From time to time, the Company may be subject to litigation incidental to its business. The Company is not a party to any pending legal proceedings that the Company believes would, individually or in the aggregate, have a material adverse effect on its financial condition, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of the security holders of the Registrant during the quarter ended December 31, 2006.

Executive Officers of the Registrant

Each executive officer is elected by the Board of Directors, serves at its pleasure and holds office until a successor is appointed, or until the earliest of death, resignation or removal.

Name	Age	Position
Robert G. Ruhlman	50	Chairman, President and Chief Executive Officer
Eric R. Graef	54	Vice President - Finance and Treasurer
William H. Haag	43	Vice President - International Operations
J. Cecil Curlee Jr.	50	Vice President - Human Resources
Dennis F. McKenna	40	Vice President - Marketing and Business Development
Michael A. Fout	48	Vice President - Manufacturing
David C. Sunkle	48	Vice President - Research and Engineerng
Caroline A. Saylor	40	General Counsel and Corporate Secretary

The following sets forth the name and recent business experience for each person who is an executive officer of the Company at March 1, 2007.

Robert G. Ruhlman was elected Chairman in July 2004. Mr. Ruhlman has served as Chief Executive Officer since July 2000 and as President since 1995 (positions he continues to hold). He had served as Chief Operating Officer from 1995 until July 2000. Mr. Ruhlman is the brother of Randall M. Ruhlman and son of Barbara P. Ruhlman, both Directors of the Company.

Eric R. Graef was elected Vice President—Finance and Treasurer in December 1999.

William H. Haag was elected Vice President—International Operations in April 1999.

J. Cecil Curlee Jr. was hired in 1982 in the position of Personnel Manager at the Albemarle, North Carolina facility. He was promoted to Director of Employee Relations in September 2002 and was elected Vice President—Human Resources in January 2003.

Dennis F. McKenna was elected Vice President—Marketing and Business Development in April 2004. Mr. McKenna joined the Company in 1993 as a sales engineer and has served in various international and domestic product management, operations, and general management roles within the Company.

Michael A. Fout was elected Vice President—Manufacturing in April 2005. Mr. Fout joined the Company in 2000 as Manager - Manufacturing Engineering and has led the Company's Lean Manufacturing initiatives since that time.

David C. Sunkle was elected Vice President-Research and Engineering in January 2007. Mr. Sunkle joined the Company in 1978. He has served a variety of positions in Research and Engineering until 2002 when he became Director of International Operations. In 2006, Mr. Sunkle rejoined Research and Engineering as the Director of Engineering.

Caroline A. Saylor was elected General Counsel and Corporate Secretary in January 2007. Ms. Saylor joined the Company in 2005 as General Counsel and has led the Company's legal affairs since that time. Prior to that time, Ms. Saylor worked as an attorney for The Timken Company from 2003 to 2005, and in the litigation department of Calfee, Halter and Griswold from 2000 to 2003.

Part II

Item 5. Market for Registrant's Common Shares and Related Shareholder Matters

The Company's Common Shares are traded on NASDAQ under the trading symbol "PLPC". As of March 12, 2007, the Company had approximately 1205 shareholders of record. The following table sets forth for the periods indicated (i) the high and low closing sale prices per share of the Company's Common Shares as reported by the NASDAQ and (ii) the amount per share of cash dividends paid by the Company.

While the Company expects to continue to pay dividends of a comparable amount in the near term, the declaration and payment of future dividends will be made at the discretion of the Company's Board of Directors in light of then current needs of the Company. Therefore, there can be no assurance that the Company will continue to

	Year ended December 31					
	2006			2005		
Quarter	High	Low	Dividend	High	Low	Dividend
First	$45.58	$31.74	$0.20	$34.35	$28.85	$0.20
Second	37.90	30.75	0.20	41.88	30.00	0.20
Third	39.70	34.43	0.20	47.97	38.63	0.20
Fourth	36.97	30.93	0.20	47.24	37.40	0.20

make such dividend payments in the future.

Equity Compensation Plan Information

The information required by Item 201(d) of Regulation S-K is set forth in Note G to the Notes to Consolidated Financial Statements.

Performance Graph

Set forth below is a line graph comparing the cumulative total return of a hypothetical investment in the Company's Common Shares with the cumulative total return of hypothetical investments in the NASDAQ Market Index and the Hemscott Industry Group 627 (Industrial Electrical Equipment) Index based on the respective market price of each investment at December 31, 2001, December 31, 2002, December 31, 2003, December 31, 2004, December 31, 2005, and December 31, 2006, assuming in each case an initial investment of $100 on December 31, 2001, and reinvestment of dividends.



COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
AMONG PREFORMED LINE PRODUCTS CO.,
NASDAQ MARKET INDEX AND HEMSCOTT GROUP INDEX
DOLLARS
300
250
200
150
100
50
0
2001
2002
2003
2004
2005
2006
PREFORMED LINE PRODUCTS CO
HEMSCOTT GROUP INDEX
NASDAQ MARKET INDEX

ASSUMES $100 INVESTED ON JAN. 01, 2002
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2006

COMPANY / INDEX / MARKET	12/31/2001	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/31/2006
PREFORMED LINE PRODUCTS CO	100.00	91.64	178.28	178.38	260.36	219.59
HEMSCOTT GROUP INDEX	100.00	73.62	102.98	114.32	137.59	184.15
NASDAQ MARKET INDEX	100.00	69.75	104.88	113.70	116.19	128.12

Purchases of Equity Securities

Period (2006)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that may yet be Purchased under the Plans or Programs
October	-	-	51,646	48,354
November	-	-	51,646	48,354
December	-	-	51,646	48,354
Total	-			

On December 16, 2004, the Company announced the Board of Directors authorized a plan to repurchase up to 100,000 of Preformed Line Products common shares. The repurchase plan does not have an expiration date. During the fourth quarter of 2006, the Company did not repurchase any of its common shares under this plan. The remaining shares that may be purchased under this plan were 48,354 during the fourth quarter of 2006. On February 15, 2007, the Board of Directors authorized a plan to repurchase up to 200,000 shares of Preformed Line Products Company, superseding any previously authorized plan, including the December 2004 plan that is the subject of the table above.

Item 6. Selected Financial Data

	2006	2005	2004	2003	2002
	(Thousands of dollars, except per share data)				
Net Sales and Income (Loss)					
Net sales	$216,937	$205,804	$183,112	$153,333	$169,842
Operating income (loss)	16,717	17,891	15,827	5,484	(426)
Income (loss) before income taxes and equity in net income of joint ventures	17,576	18,506	15,949	5,254	(1,026)
Net income (loss)	12,060	11,986	13,037	4,383	(1,140)
Per Share Amounts					
Net income (loss) - basic	$2.15	$2.09	$2.27	$0.76	$(0.20)
Net income (loss) - diluted	2.13	2.07	2.25	0.76	(0.20)
Dividends declared	0.80	0.80	0.80	0.80	0.80
Shareholders' equity	24.43	23.29	22.49	20.76	19.76
Other Financial Information					
Current assets	$105,536	$110,393	$101,603	$88,979	$78,522
Total assets	170,963	168,547	158,808	148,970	144,784
Current liabilities	33,405	34,725	27,922	25,628	23,954
Long-term debt, less current portion	2,204	122	2,362	2,515	5,847
Shareholders' equity	130,933	133,543	128,337	120,730	114,096

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related Notes To Consolidated Financial Statements included in Item 8 in this report. The discussion and analysis is relevant to our historical results of operations, which reports consolidated results including two segments, Domestic and Foreign.

Market Overview

Domestically our business continues to be concentrated in the communications and energy markets. During 2006, industry consolidation continued as distributors and service provider consolidations took place in all of our major markets.

In our communications markets, which consist of telecommunications, cable television (CATV) and data communication, telecommunication companies continued to curtail their investment in the construction and maintenance of copper networks while diverting some of these resources into Fiber-to-the-Premise (FTTP) projects. Purchasing patterns for FTTP material stabilized in 2006 as service providers worked off the inventory built up during 2005. Sales of products for the CATV markets were negatively impacted as service providers continued to delay investment in infrastructure improvements. Sales into the data communications market were flat. As a result, our sales to the overall communications market decreased in 2006. We anticipate growth in the level of activity related to fiber network build-outs in 2007 and renewed investment in the CATV market. We expect data communications sales to remain flat and investment in the copper network will continue to decline.

In 2006, we experienced growth in our domestic energy markets. We believe the investment in new transmission and distribution grids, new technologies, and upgrading and maintenance of the existing energy infrastructure will continue to increase over the next five years. We continue to introduce new transmission and distribution products to satisfy this anticipated growth.

Our foreign business is more concentrated in the energy markets. Historically, our foreign sales were primarily to the distribution portion of the energy market. In 2006, we continued to increase our energy distribution sales while also experiencing significant sales growth in the energy transmission market. We expect that growth in the energy markets will continue for the foreseeable future not only as new construction projects are added in developing markets but, as in the domestic markets, there is a need to rebuild and refurbish much of the foreign energy transmission and distribution infrastructure. We believe that we are positioned to supply the needs of the world's diverse energy market requirements as a result of our strategically located operations and array of product designs and technologies.

Preface

Sales increased 5% in 2006 on the strength of our foreign operations. The impact of rising material costs partially softened the full impact of the sales increase resulting in only a 4% increase in gross profit. Costs and expenses increased 7% with the result being a decrease in operating income of $1.2 million from 2005. However, a more favorable effective tax rate in 2006 resulted in a small increase in net income.

2006 Results of Operations compared to 2005

In 2006, net sales were $216.9 million, an increase of $11.1 million, or 5%, from 2005. In 2006, domestic net sales of $111.4 million decreased $3.9 million, or 3%, from 2005 sales and our foreign net sales of $105.5 million increased $15 million, or 17%. Domestic net sales accounted for 51% of our consolidated net sales. Our domestic sales decrease was due primarily to a volume decrease partially offset by an improvement in price and mix. Our top ten domestic customers represent less than 50% of our domestic net sales. We anticipate that our 2007 sales in the domestic energy and communication markets will increase. We achieved record sales in our foreign segment in 2006 due primarily to volume. Foreign net sales in 2006 were favorably impacted by $2.8 million, or 2.5%, when converted to U.S. dollars, as the result of a weaker U.S. dollar to certain foreign currencies. Our top ten foreign customers accounted for less than 30% of our foreign net sales. We believe our foreign net sales will continue to increase in 2007 but at a slower pace than we experienced in 2006 as a result of continued competitive pricing pressures.

Gross profit of $69.8 million for 2006 increased $2.4 million, or 4%, compared to 2005. Domestic gross profit of $33 million decreased $3.5 million, or 10% due primarily to $1.7 million related to lower net sales, a $1.1 million increase in product cost and mix coupled with a $.7 million increase in freight and depreciation expenses. Foreign gross profit of $36.8 million increased $5.9 million, or 19%. The favorable impact resulting from converting native currency to U.S. dollars was $.8 million with the remaining increase due primarily to the increase in sales when compared to 2005. Higher material costs in our foreign markets were offset by lower manufacturing expenses as a percentage of sales. We anticipate raw material cost increases to continue in 2007.

Costs and expenses increased $3.4 million, or 7%, compared to 2005 as summarized in the following table:

(thousands of dollars)	Year ended December 31			
	2006	2005	Change	% Change
Costs and expenses				
Domestic:				
Selling	$14,666	$14,274	$ 392	3 %
General and administrative	13,585	12,931	654	5
Research and engineering	5,258	4,702	556	12
Other operating (income) expense - net	(17)	452	(469)	NM *
	33,492	32,359	1,133	4
Foreign:				
Selling	7,817	7,391	426	6
General and administrative	10,308	9,461	847	9
Research and engineering	2,401	1,998	403	20
Other operating (income) expense - net	404	(233)	637	NM *
	20,930	18,617	2,313	12
Total	$54,422	$50,976	$ 3,446	7 %

*NM - Not Meaningful

Domestic costs and expenses of $33.5 million increased $1.1 million, or 4 %. The increase in domestic selling expense was primarily due to a $.4 million increase in personnel expenses, a $.2 million increase in travel expenses and a $.1 million increase in sales promotional expense partially offset by a $.3 million reduction in commission expense on lower net sales. General and administrative expense and research and engineering expense both increased primarily due to increases in personnel expenses. Other operating income improved as a result of a gain on the sale of land, a decrease in the loss on foreign currency transactions and an increase in restocking charges.

Foreign costs and expenses of $20.9 million increased $2.3 million, or 12%. The weaker dollar unfavorably impacted costs and expenses by $.5 million when foreign costs in local currency were translated to U.S. dollars. Additionally, selling expense increased as a result of increased personnel expenses. General and administrative expense increased primarily due to a $.4 million increase in personnel expenses, and increases in professional services and facility maintenance expenses. Research and engineering expense increased as a result of increased personnel expenses. Other operating expense increased as a result of a $.4 million increase in the loss on foreign currency transactions, and increases in the loss on the disposal of capital assets and other miscellaneous charges.

Royalty income of $1.3 million decreased $.1 million as a result of lower data communications royalties compared to 2005.

Operating income of $16.7 million for the year ended December 31, 2006 decreased $1.2 million, or 7%, compared to 2005. This decrease was primarily a result of a $2.4 million increase in gross profit being more than offset by the $3.4 million increase in costs and expenses and a $.1 million reduction in royalty income. Domestic operating income decreased $4 million primarily as a result of a $3.5 million decrease in gross profit, a $1.1 million increase in costs and expenses and a $.1 million decrease in data communications royalty income being partially offset by a $.8 million increase in intercompany royalty income. Foreign operating income of $11.8 million increased $2.8 million as a result of a $5.9 million increase in gross profit partially offset by a $2.3 million increase in costs and expenses and a $.8 million increase in intercompany royalty expense.

Other income for the year ended December 31, 2006 of $.8 million improved $.2 million compared to 2005 as a result of an increase in interest income net of interest expense.

Income taxes for the year ended December 31, 2006 of $5.5 million were $1 million lower than the previous year. The effective tax rate in 2006 on income before income taxes was 31% compared to 35% in 2005. The 2006 effective tax rate is lower than the 34% statutory rate primarily as a result of a reduction in the valuation allowance related to foreign tax credit carryforwards.

As a result of the preceding items, net income for the year ended December 31, 2006 was $12.1 million, or $2.13 per diluted share, which represents an increase of $.1 million or $.06 per diluted share, compared to net income of $12 million or $2.07 per diluted share in 2005.

2005 Results of Operations compared to 2004

In 2005, consolidated net sales were $205.8 million, an increase of $22.7 million, or 12%, from 2004. Domestic net sales in 2005 of $115.3 million increased $8.3 million, or 8%. The domestic increase was primarily due to volume increases in the energy and communications markets. Foreign net sales in 2005 of $90.5 million increased $14.4 million, or 19%. Foreign net sales were favorably impacted by $4.9 million, or 6%, when converted to U.S. dollars, as a result of the weaker U.S. dollar compared to most foreign currencies. Our foreign net sales increased in all markets throughout the world.

Gross profit of $67.4 million for 2005 increased $7.9 million, or 13%, compared to 2004. Domestic gross profit of $36.5 million increased $3.2 million, or 10%. Domestic gross profit increased $2.6 million primarily due to increased sales and product mix and $.6 million due to lower per unit manufacturing costs. The lower per unit manufacturing costs are a result of fixed expenses being spread over more sales. Foreign gross profit of $30.9 million increased by $4.7 million, or 18%. The favorable impact resulting from converting native currency to U.S. dollars was $1.5 million with the remaining increase due to the increase in sales when compared to 2004.

Costs and expenses increased $5.4 million, or 12%, compared to 2004, as summarized in the following table:

(thousands of dollars)	Year ended December 31			
	2005	2004	Change	% Change
Costs and expenses				
Domestic:				
Selling	$14,274	$12,621	$ 1,653	13 %
General and administrative	12,931	12,967	(36)	0
Research and engineering	4,702	4,032	670	17
Other operating (income) expense - net	452	(166)	618	NM *
	32,359	29,454	2,905	10
Foreign:				
Selling	7,391	6,359	1,032	16
General and administrative	9,461	8,193	1,268	15
Research and engineering	1,998	1,634	364	22
Other operating income - net	(233)	(68)	(165)	NM *
	18,617	16,118	2,499	16
Total	$50,976	$45,572	$ 5,404	12 %

*NM - Not Meaningful

Domestic costs and expenses of $32.4 million increased $2.9 million, or 10%. Domestic selling expense increased primarily as a result of a $.6 million increase in commissions on higher sales, a $.4 million increase in advertising and sales promotion expense, a $.4 million increase in personnel expenses and a $.2 million increase in travel related expenses. General and administrative expense remained relatively unchanged as a $.6 million increase in costs related to complying with the Sarbanes-Oxley Act of 2002 was principally offset by a reduction in personnel expenses. Research and engineering expense increased $.7 million primarily as a result of a $.6 million increase in development supplies and services and a $.1 million increase in personnel expenses. Other operating expense increased $.6 million primarily due to a $.4 million increase in losses on foreign currency transactions and a reduction of $.2 million on the gain on sale of property.

Foreign costs and expenses of $18.6 million increased $2.5 million, or 16%. The weaker dollar unfavorably impacted costs and expenses by $1 million when foreign costs in local currency were translated to U.S. dollars. Additionally, selling expense increased $.4 million as a result of an increase in commissions on higher sales and a $.2 million increase in personnel expenses. General and administrative expense increased $.8 million primarily as a result of $.5 million in expenses related to complying with the Sarbanes-Oxley Act of 2002 and a $.3 million increase in personnel expenses. Research and engineering expense increased $.3 million due primarily to an increase in personnel expenses. Other operating income increased $.2 million primarily due to a decrease in losses on foreign currency transactions.

Royalty income of $1.4 million decreased by $.4 million as a result of lower data communication royalties compared to 2004. Our aggressive pursuit of our intellectual property rights resulted in a significant settlement in 2004.

Operating income of $17.9 million for the year ended December 31, 2005 increased $2.1 million compared to the previous year. This increase was primarily a result of an increase in gross profit of $7.9 million partially offset by a $5.4 million increase in costs and expenses and a $.4 million decrease in royalty income. Domestic operating income increased $.1 million as a result of $3.2 million higher gross profit partially offset by a $2.9 million increase in costs and expenses and a $.2 million decrease in royalty income. Foreign operating income of $9 million increased $1.9 million primarily as a result of $4.7 million higher gross profit partially offset by a $2.5 million increase in costs and expenses, and a $.3 million increase in intercompany royalty expense.

Other income for the year ended December 31, 2005 of $.6 million improved $.5 million compared to 2004. This increase is primarily due to a $.5 million increase in interest income, net of interest expense, as a result of higher cash balances.

Income taxes for the year ended December 31, 2005 of $6.5 million were $1.3 million higher than the prior year. The effective tax rate in 2005 on income before income taxes was 35% compared to 29% in 2004. The 2004 effective tax rate is lower than the 35% statutory federal rate primarily as a result of the American Jobs Creation Act of 2004 allowing us to adjust our valuation allowance related to foreign tax credit carryforwards. The tax laws of China entitle us to a preferential tax rate of a 50% tax reduction for the succeeding three years beginning in 2003. The favorable aggregate tax and per share effect was less than $.1 million or $.01 per share for the years ended December 31, 2005 and 2004.

Equity in net income of joint ventures decreased $2.4 million compared to 2004. We sold our interest in Japan PLP Co. Ltd. in 2004 for a pre-tax gain of $2.3 million, which is included in Equity in net income of joint ventures ($1.7 million gain net of tax). We no longer have an investment in any joint venture.

As a result of the preceding items, net income for the year ended December 31, 2005 was $12 million, or $2.07 per diluted share, which represents a decrease of $1 million, or $0.18 per diluted share, compared to net income of $13 million, or $2.25 per diluted share in 2004.

Working Capital, Liquidity and Capital Resources

Cash decreased $9.6 million for the year ended December 31, 2006. Net cash provided by operating activities was $14.8 million. The major uses of cash were purchase of common shares of $12.1 million, capital expenditures of $10.2 million and dividends of $4.5 million.

Net cash provided by operating activities decreased $6.8 million compared to 2005 primarily as a result of an increase in working capital to support higher sales.

Net cash used in investing activities of $9.9 million represents an increase of $2.1 million when compared to cash used in investing activities in 2005. Capital expenditures in 2006 were $2.5 million greater than 2005. During 2006, we received $.3 million greater proceeds from the sale of property and equipment when compared to 2005.

Cash used in financing activities was $15.2 million compared to $2.9 million in the previous year. This increase was primarily a result of an $11.5 million repurchase of 365,311 Common Shares from a principal shareholder.

We have commitments under operating leases primarily for office and manufacturing space, transportation equipment, office and computer equipment and capital leases primarily for equipment. One such lease is for our aircraft with a lease commitment through April 2012. Under the terms of the lease, we maintain the risk for the residual value in excess of the market value of the aircraft. At the present time, we believe our risks, if any, to be immaterial because the estimated market value of the aircraft approximates its residual value.

Our financial position remains strong and our current ratio at December 31, 2006 and 2005 was 3.2:1. Working capital of $72.1 million has decreased from the December 31, 2005 amount of $75.7 million primarily due to $9.6 million less cash on hand partially offset by a $3.5 million increase in receivables and a $2.8 million increase in inventories. At December 31, 2006, our unused balance under our main credit facility was $20 million and our bank debt to equity percentage was 6%. The revolving credit agreement contains, among other provisions, requirements for maintaining levels of working capital, net worth, and profitability. At December 31, 2006, we were in compliance with these covenants. We believe our future operating cash flows will be more than sufficient to cover debt repayments, other contractual obligations, capital expenditures and dividends. In addition, we believe our existing cash position, together with our untapped borrowing capacity, provides substantial financial resources. If we were to incur significant additional indebtedness, we expect to be able to meet liquidity needs under the credit facilities but at an increased cost for interest and commitment fees. We do not believe we would increase our debt to a level that would have a material adverse impact upon results of operations or financial condition.

Contractual obligations and other commercial commitments are summarized in the following tables:

	Payments Due by Period				
Contractual Obligations *Thousands of dollars*	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt (A)	$ 4,808	$ 2,353	$ 1,366	$ 707	$ 382
Leases	15,800	973	1,803	1,683	11,341
Purchase commitments	2,632	2,632	-	-	-
Pension contribution (B)	506	506	-	-	-

	Amount of Commitment Expiration by Period				
Other Commercial Commitments *Thousands of dollars*	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Letters of credit	$ 4,512	$ 4,396	$ 116	$ -	$ -
Guarantees	432	238	170	-	24

(A) Interest on long-term debt is included in the table at interest rates from 5.8% to 6.8% based on the variable interest rates in effect at December 31, 2006.

(B) Amount represents the expected contribution to the Company's defined benefit pension plan in 2007. Future expected amounts have not been disclosed as such amounts are subject to change based on performance of the assets in the plan as well as the discount rate used to determine the obligation.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgment and uncertainties, and potentially may result in materially different outcomes under different assumptions and conditions.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We record estimated allowances for uncollectible accounts receivable based upon the number of days the accounts are past due, the current business environment, and specific information such as bankruptcy or liquidity issues of customers. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. During 2006, we recorded a provision for doubtful accounts of $.4 million. The allowance represented approximately 2% of our trade receivables at December 31, 2006 and 2005.

Excess and Obsolescence Reserves

We have provided an allowance for excess inventory and obsolescence based on estimates of future demand, which is subject to change. Additionally, discrete provisions are made when facts and circumstances indicate that particular inventories will not be utilized. At December 31, 2006, the allowance for excess inventory and obsolescence was 9% of gross inventories, compared to 6% of gross inventories at December 31, 2005. If actual market conditions are different than those projected by management, additional inventory write-downs or reversals of existing reserves may be necessary.

Impairment of Long-Lived Assets

We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the discounted cash flows estimated to be generated by those assets are less than the carrying value of those items. Our cash flows are based on historical results adjusted to reflect the best estimate of future market and operating conditions. The net carrying value of assets not recoverable is then reduced to fair value. The estimates of fair value represent the best estimate based on industry trends and reference to market rates and transactions.

Goodwill

We perform our annual impairment test for goodwill and intangibles with indefinite lives utilizing a discounted cash flow methodology, market comparables, and an overall market capitalization reasonableness test in computing fair value by reporting unit. We then compare the fair value of the reporting unit with its carrying value to assess if goodwill and other indefinite life intangibles have been impaired. Based on the assumptions as to growth, discount rates and the weighting used for each respective valuation methodology, results of the valuations could be significantly changed. However, we believe that the methodologies and weightings used are reasonable and result in appropriate fair values of the reporting units.

Our measurement date for our annual impairment test is January 1 of each year. We perform interim impairment tests if trigger events or changes in circumstances indicate the carrying amount may be impaired. There were no trigger events during 2006, 2005 or 2004 and as such only an annual impairment test was performed.

Deferred Tax Assets

Deferred taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax bases of assets and liabilities and operating loss and tax credit carryforwards. We established a valuation allowance to record our deferred tax assets at an amount that is more likely than not to be realized. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to the valuation allowance would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the valuation allowance would be charged to expense in the period such determination was made.

New Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This standard requires that such items be recognized as current-period charges. The standard also establishes the concept of "normal capacity" and requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. Any unallocated overhead must be recognized as an expense in the period incurred. The Company adopted this standard effective January 1, 2006, and the impact was immaterial on its consolidated financial statements.

Effective January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004), "Share-Based Payment" (SFAS No. 123R). SFAS No. 123R affects the value of stock options that have been granted and requires the Company to expense share-based payment awards with compensation cost for transactions measured at fair value. For the year ended December 31, 2006 the Company recorded compensation costs related to the stock options currently vesting, reducing income before taxes and net income by $.2 million, or $.04 per diluted share. The Company adopted the modified-prospective-transition method and accordingly has not restated the amounts in prior periods.

In June 2006, the FASB issued FASB interpretation No. 48, "Accounting for Uncertainty in Income taxes" an interpretation of FASB Statement No. 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for the Company starting January 1, 2007. Upon adoption, the Company estimates that a cumulative effect adjustment of approximately $1.1 million to $1.3 million will be charged to retained earnings to increase reserves for uncertain tax positions, which is subject to revision as the Company completes its analysis.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This standard does not require new fair value measurements; however the application of this standard may change current practice for an entity. This standard is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal periods. The Company is evaluating the impact this standard will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." This standard requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. This standard also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. This standard also requires disclosure in the notes to financial statements, additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The requirement to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures is effective for an employer with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The required December 31, 2006 disclosures are included in the Notes To Consolidated Financial Statements. Adoption of this standard resulted in a decrease of $2.3 million in Accumulated Other Comprehensive Income.

In September 2006, the FASB issued FASB Staff Position AUG AIR-1, "Accounting for Planned Major Maintenance Activities." This staff position amends certain provisions in the AICPA Industry Audit Guide, Audits of Airlines (Airline Guide), and APB No. 28, Interim Financial Reporting. This staff position prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. This staff position is effective as of January 1, 2007. The Company will adopt the direct expense method effective January 1, 2007, and will record a cumulative effect increasing beginning retained earnings by $.2 million, or $.04 per diluted share.

In September 2006, the FASB issued Emerging Issues Task Force (EITF) abstract Issue No. 06-5, "Accounting for Purchases of Life Insurance – Determining the Amount that Could be Realized in Accordance with FASB Technical Bulletin No. 85-4." This issue clarifies the calculation of the amount that could be realized under an insurance contract as of the date of the statement of financial position. This issue concludes that the policyholder should consider any additional amounts included in contractual terms of the policy in determining the amount that could be realized under the insurance contract. Contractual limitations should be considered, as well as the amount recoverable by the policyholder at the discretion of the insurance company should be excluded from the amount that could be realized. All fixed amounts recoverable by the policyholder in future periods in excess of one year from the surrender of the policy should be recognized at their present values. Last, any amount that is realized by the policyholder upon surrender of the final policy shall be included in the amount that could be realized. This issue should be applied by either a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets or a change in accounting principle through retrospective application to all prior periods. This issue is effective for fiscal years beginning after December 15, 2006. The Company is evaluating the impact this EITF issue will have on its consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB 108) to provide interpretive guidance on the considerations of the effects of prior year misstatements in qualifying current year misstatements for the purpose of materiality assessment. If a material misstatement exists after recording the adjustment in the current year financial statements, the prior year financial statements should be corrected, even though such revision previously was and continues to be immaterial to the prior year financial statements. This bulletin is effective for years ending after November 15, 2006. Effective December 31, 2006, the Company adopted SAB 108 which did not have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including and Amendment to FAS No. 115." This standard permits entities to measure certain financial instruments and other certain items at fair value. The fair value option established by this standard permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair values option has been elected at each subsequent reporting period. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity's election on earnings, but does not eliminate disclosure requirements of other accounting standards. This standard is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company is evaluating the impact this standard will have on its consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company operates manufacturing facilities and offices around the world and uses fixed and floating rate debt to finance the Company's global operations. As a result, the Company is subject to business risks inherent in non-U.S. activities, including political and economic uncertainty, import and export limitations and market risk related to changes in interest rates and foreign currency exchange rates. The Company believes the political and economic risks related to the Company's foreign operations are mitigated due to the stability of the countries in which the Company's largest foreign operations are located.

The Company has no foreign currency forward exchange contracts outstanding at December 31, 2006. The Company does not hold derivatives for trading purposes.

The Company is exposed to market risk, including changes in interest rates. The Company is subject to interest rate risk on its variable rate revolving credit facilities and term notes, which consisted of borrowings of $8.1 million at December 31, 2006. A 100 basis point increase in the interest rate would have resulted in an increase in interest expense of approximately $.1 million for the year ended December 31, 2006.

The Company's primary currency rate exposures are related to foreign denominated debt, intercompany debt, forward exchange contracts, foreign denominated receivables and cash and short-term investments. A hypothetical 10% change in currency rates would have a favorable/unfavorable impact on fair values of $1.7 million and on income before tax of less than $.1 million.

Item 8. Financial Statements and Supplementary Data

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the consolidated financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation.

Management, with the participation of the Company's principal executive officer and principal financial officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on our assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2006.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, who expressed an unqualified opinion as stated in their report, a copy of which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Preformed Line Products Company

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting that Preformed Line Products Company and its subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated March 15, 2007 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's adoption of new accounting standards.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
March 15, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Preformed Line Products Company

We have audited the accompanying consolidated balance sheets of Preformed Line Products Company and its subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Preformed Line Products Company and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Notes A and G to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation with the adoption of Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment" effective January 1, 2006. Also, as discussed in Notes A and C to the consolidated financial statements, the Company changed its method of accounting for defined benefit pension and other postretirement plans with the adoption of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" effective December 31, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
March 15, 2007

PREFORMED LINE PRODUCTS COMPANY
CONSOLIDATED BALANCE SHEETS

	December 31 2006	December 31 2005
	(Thousands of dollars, except share data)	
ASSETS		
Cash and cash equivalents	$ 29,949	$ 39,592
Accounts receivable, less allowances of $1,209 ($789 in 2005)	30,029	26,481
Inventories - net	40,415	37,618
Deferred income taxes	2,639	3,870
Prepaids and other	2,504	2,832
TOTAL CURRENT ASSETS	105,536	110,393
Property and equipment - net	52,810	48,804
Deferred income taxes	5,145	2,060
Goodwill - net	2,166	2,018
Patents and other intangibles - net	2,546	2,871
Other assets	2,760	2,401
TOTAL ASSETS	$ 170,963	$ 168,547
LIABILITIES AND SHAREHOLDERS' EQUITY		
Notes payable to banks	$ 3,738	$ 1,156
Current portion of long-term debt	2,157	4,806
Trade accounts payable	11,606	10,878
Accrued compensation and amounts withheld from employees	5,556	5,161
Accrued expenses and other liabilities	4,551	6,406
Accrued profit-sharing and other benefits	3,596	4,290
Dividends payable	1,072	1,147
Income taxes	1,129	881
TOTAL CURRENT LIABILITIES	33,405	34,725
Long-term debt, less current portion	2,204	122
Deferred income taxes	439	157
Unfunded pension obligation	3,982	-
SHAREHOLDERS' EQUITY		
Common stock - $2 par value, 15,000,000 shares authorized, 5,360,259 and 5,734,797 issued and outstanding, net of 365,311 and 511,159 treasury shares at par, respectively	10,721	11,470
Paid in capital	1,562	1,237
Retained earnings	131,734	135,481
Accumulated other comprehensive loss	(13,084)	(14,645)
TOTAL SHAREHOLDERS' EQUITY	130,933	133,543
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 170,963	$ 168,547

See notes to consolidated financial statements.

PREFORMED LINE PRODUCTS COMPANY
STATEMENTS OF CONSOLIDATED OPERATIONS

	Year ended December 31		
	2006	2005	2004
	(Thousands of dollars, except share and per share data)		
Net sales	$ 216,937	$ 205,804	$ 183,112
Cost of products sold	147,132	138,384	123,602
GROSS PROFIT	69,805	67,420	59,510
Costs and expenses			
Selling	22,483	21,665	18,980
General and administrative	23,893	22,392	21,160
Research and engineering	7,659	6,700	5,666
Other operating expenses (income) - net	387	219	(234)
	54,422	50,976	45,572
Royalty income - net	1,334	1,447	1,889
OPERATING INCOME	16,717	17,891	15,827
Other income (expense)			
Interest income	1,494	1,103	696
Interest expense	(564)	(379)	(429)
Other expense	(71)	(109)	(145)
	859	615	122
INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF JOINT VENTURES	17,576	18,506	15,949
Income taxes	5,516	6,520	5,268
NET INCOME BEFORE JOINT VENTURES	12,060	11,986	10,681
Equity in net income of joint ventures	-	-	2,356
NET INCOME	$ 12,060	$ 11,986	$ 13,037
Net income per share - basic	$ 2.15	$ 2.09	$ 2.27
Net income per share - diluted	$ 2.13	$ 2.07	$ 2.25
Cash dividends declared per share	$ 0.80	$ 0.80	$ 0.80
Weighted average number of shares outstanding - basic	5,611	5,725	5,732
Weighted average number of shares outstanding - diluted	5,660	5,783	5,789

See notes to consolidated financial statements.

PREFORMED LINE PRODUCTS COMPANY
STATEMENTS OF CONSOLIDATED CASH FLOWS

	Year ended December 31		
	2006	2005	2004
	(Thousands of dollars)		
OPERATING ACTIVITIES			
Net income	$ 12,060	$ 11,986	$ 13,037
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation and amortization	7,538	7,214	7,385
Deferred income taxes	(658)	(838)	(531)
Stock based compensation expense	240		
Net investment in life insurance	(95)	110	93
Translation adjustment	(42)	77	(85)
Earnings of joint ventures	-	-1	(21)
Dividends received from joint ventures	-	-	2,141
Gain on sale of joint venture	-	-	(2,335)
Other - net	(79)	266	(280)
Changes in operating assets and liabilities:			
Accounts receivable	(2,471)	2,373	(4,530)
Inventories	(1,688)	(1,728)	(3,703)
Trade accounts payables and accrued liabilities	(686)	2,595	3,063
Income taxes	936	(197)	(1,597)
Other - net	(298)	(293)	232
NET CASH PROVIDED BY OPERATING ACTIVITIES	14,757	21,565	12,869
INVESTING ACTIVITIES			
Capital expenditures	(10,198)	(7,737)	(6,187)
Business acquisitions	-	-	(456)
Proceeds from the sale of property and equipment	469	126	403
Proceeds from the sale of equity investment	-	-	1,925
Proceeds (payments) on life insurance - net	(149)	(149)	581
NET CASH USED IN INVESTING ACTIVITIES	(9,878)	(7,760)	(3,734)
FINANCING ACTIVITIES			
Increase (decrease) in notes payable to banks	2,300	449	(312)
Proceeds from the issuance of long-term debt	3,059	2,142	53
Payments of long-term debt	(3,986)	(1,030)	(944)
Dividends paid	(4,508)	(4,577)	(4,593)
Issuance of common shares	102	789	85
Purchase of common shares for treasury	(12,140)	(700)	(2,978)
NET CASH USED IN FINANCING ACTIVITIES	(15,173)	(2,927)	(8,689)
Effects of exchange rate changes on cash and cash equivalents	651	(1,030)	1,089
Increase (decrease) in cash and cash equivalents	(9,643)	9,848	1,535
Cash and cash equivalents at beginning of year	39,592	29,744	28,209
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 29,949	$ 39,592	$ 29,744

See notes to consolidated financial statements.

PREFORMED LINE PRODUCTS COMPANY
STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

	Common Shares	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss): Cumulative Translation Adjustment	Accumulated Other Comprehensive Income (Loss): Unrecognized Pension Benefit Cost	Total
	(In thousands, except share and per share data)					
Balance at January 1, 2004	$ 11,629	$ 472	$ 123,022	$ (14,198)	$ (195)	$ 120,730
Net income			13,037			13,037
Foreign currency translation adjustment				3,936		3,936
Cumulative translation adjustment for sale of a joint venture				(1,655)		(1,655)
Minimum pension liability - net of tax benefit of $145					(247)	(247)
Total comprehensive income						15,071
Purchase of 113,755 common shares	(228)		(2,750)			(2,978)
Issuance of 6,199 common shares	12	73				85
Cash dividends declared - $.80 per share			(4,571)			(4,571)
Balance at December 31, 2004	11,413	545	128,738	(11,917)	(442)	128,337
Net income			11,986			11,986
Foreign currency translation adjustment				(2,008)		(2,008)
Minimum pension liability - net of tax benefit of $182					(278)	(278)
Total comprehensive income						9,700
Purchase of 20,000 common shares	(40)		(660)			(700)
Issuance of 48,084 common shares	97	692				789
Cash dividends declared - $.80 per share			(4,583)			(4,583)
Balance at December 31, 2005	11,470	1,237	135,481	(13,925)	(720)	133,543
Net income			12,060			12,060
Foreign currency translation adjustment				3,167		3,167
Minimum pension liability - net of tax provision of $441					720	720
Total comprehensive income						15,947
Cumulative effect adjustment to recognize unfunded pension obligation net of tax benefit of $1,355					(2,326)	(2,326)
Stock based compensation		240				240
Purchase of 383,202 common shares	(766)		(11,374)			(12,140)
Issuance of 8,664 common shares	17	85				102
Cash dividends declared - $.80 per share			(4,433)			(4,433)
Balance at December 31, 2006	$ 10,721	$ 1,562	$ 131,734	$ (10,758)	$ (2,326)	$ 130,933

See notes to consolidated financial statements.

PREFORMED LINE PRODUCTS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands of dollars, except share and per share data, unless specifically noted)

Note A - Significant Accounting Policies

Nature of Operations

Preformed Line Products Company and subsidiaries ("the Company") is a designer and manufacturer of products and systems employed in the construction and maintenance of overhead and underground networks for the energy, telecommunication, cable operators, data communication and other similar industries. The Company's primary products support, protect, connect, terminate and secure cables and wires. The Company also manufactures a line of products serving the voice and data transmission markets. The Company's customers include public and private energy utilities and communication companies, cable operators, financial institutions, governmental agencies, original equipment manufacturers, contractors and subcontractors, distributors and value-added resellers. The Company serves its worldwide markets through strategically located domestic and international manufacturing facilities.

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries where ownership is greater than 50%. All intercompany accounts and transactions have been eliminated upon consolidation.

Cash and Cash Equivalents

Cash equivalents are stated at fair value and consist of highly liquid investments with original maturities of three months or less at the time of acquisition.

Inventories

The Company uses the last-in, first-out (LIFO) method of determining cost for the majority of its material portion of inventories in the United States. All other inventories are determined by the first-in, first-out (FIFO) method. Inventories are carried at the lower of cost or market.

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, notes payable and debt. The carrying amount of all financial instruments approximates fair value.

Property, Plant, and Equipment and Depreciation

Property, plant, and equipment is recorded at cost. Depreciation for the Company's domestic assets is computed using accelerated methods over the estimated useful lives, with the exception of personal computers which are depreciated over three years using the straight line method. Depreciation for the Company's foreign assets is computed using the straight line method over the estimated useful lives. The estimated useful lives used are: land improvements, ten years; buildings, forty years; and machinery and equipment, three to ten years.

Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the discounted cash flows estimated to be generated by those assets are less than the carrying value of those items. The Company's cash flows are based on historical results adjusted to reflect the best estimate of future market and operating conditions. The net carrying value of assets not recoverable is then reduced to fair value. The estimates of fair value represent the best estimate based on industry trends and reference to market rates and transactions.

Goodwill and Other Intangibles

Goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests. The Company's measurement date for its annual impairment test is January 1 of each year. Patents and other intangible assets with finite lives represent primarily the value assigned to patents acquired, with purchased businesses and are amortized using the straight-line method over their useful lives. Goodwill and other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may be impaired, or in the case of finite lived intangible assets, when the carrying amount may not be recoverable. Events or circumstances that would result in an impairment review primarily include operations reporting losses or a significant change in the use of an asset. Impairment charges are recognized pursuant to Statement of Financial Accounting Standards (SFAS) No. 142.

Sales Recognition

Sales are recognized when products are shipped and the title and risk of loss has passed to unaffiliated customers. Shipping and handling billed-to customers is included in net sales while shipping and handling costs are included in cost of products sold.

Research and Development

Research and development costs are expensed as incurred. The Company sponsored costs for research and development of new products were $3.2 million in 2006 and $2.6 million in 2005 and 2004.

Advertising

Advertising costs are expensed in the period incurred.

Foreign Currency Translation

Asset and liability accounts are translated into U.S. dollars using exchange rates in effect at the date of the consolidated balance sheet; and revenues and expenses are translated at weighted average exchange rates in effect during the period. Transaction gains and losses arising from exchange rate changes on transactions denominated in a currency other than the functional currency are included in income and expense as incurred. Such transactions have not been material. Unrealized translation adjustments are recorded as accumulated foreign currency translation adjustments in shareholders' equity. Upon the sale or upon substantially complete liquidation of an investment in a foreign entity, the cumulative translation adjustment for that entity is removed from accumulated foreign currency translation adjustment in shareholders' equity and reclassified to earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Derivative Financial Instruments

The Company had no foreign currency forward exchange contracts outstanding at December 31, 2006 and 2005. The Company does not hold derivatives for trading purposes.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004), "Share-Based Payment" (SFAS No. 123R). SFAS No. 123R affects the value of stock options that have been granted and requires the Company to expense share-based payment awards with compensation cost for transactions measured at fair value. The Company adopted the modified-prospective-transition method and accordingly has not restated amounts in prior periods.

Prior to the adoption of the SFAS No. 123R, the Company applied the intrinsic value based method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees", to account for stock options granted to employees to purchase common shares. Under this method, compensation expense was measured as the excess, if any, of the market price at the date of grant over the exercise price of the options. No compensation expense has been recorded because the exercise price was equal to market value at the date of grant. The following table illustrates the effect on net income and net income per share for the years ended December 31, 2005 and 2004, as if the fair value based method had been applied to all outstanding and vested awards

	Year ended December 31	
	2005	2004
Net income, as reported	$ 11,986	$ 13,037
Less: Stock-based compensation expense, pro forma	191	74
Pro forma net income	$ 11,795	$ 12,963
Earnings per share:		
Basic - as reported	$ 2.09	$ 2.27
Basic - pro forma	$ 2.06	$ 2.26
Diluted - as reported	$ 2.07	$ 2.25
Diluted - pro forma	$ 2.04	$ 2.24

New Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This standard requires that such items be recognized as current-period charges. The standard also establishes the concept of "normal capacity" and requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. Any unallocated overhead must be recognized as an expense in the period incurred. The Company adopted this standard effective January 1, 2006, and the impact was immaterial on its consolidated financial statements.

Effective January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004), "Share-Based Payment" (SFAS No. 123R). SFAS No. 123R affects the value of stock options that have been granted and requires the Company to expense share-based payment awards with compensation cost for transactions measured at fair value. For the year ended December 31, 2006 the Company recorded compensation costs related to the stock options currently vesting, reducing income before taxes and net income by $.2 million, or $.04 per diluted share. The Company adopted the modified-prospective-transition method and accordingly has not restated the amounts in prior periods.

In June 2006, the FASB issued FASB interpretation No. 48, "Accounting for Uncertainty in Income taxes" an interpretation of FASB Statement No. 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for the Company starting January 1, 2007. Upon adoption, the Company estimates that a cumulative effect adjustment of approximately $1.1 million to $1.3 million will be charged to retained earnings to increase reserves for uncertain tax positions, which is subject to revision as the Company completes its analysis.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This standard does not require new fair value measurements; however the application of this standard may change current practice for an entity. This standard is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal periods. The Company is evaluating the impact this standard will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." This standard requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. This standard also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. This standard also requires disclosure in the notes to financial statements, additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The requirement to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures is effective for an employer with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. Adoption of this standard resulted in a decrease of $2.3 million in Accumulated Other Comprehensive Income.

In September 2006, the FASB issued FASB Staff Position AUG AIR-1, "Accounting for Planned Major Maintenance Activities." This staff position amends certain provisions in the AICPA Industry Audit Guide, Audits of Airlines (Airline Guide), and APB No. 28, Interim Financial Reporting. This staff position prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. This staff position is effective as of January 1, 2007. The Company will adopt the direct expense method effective January 1, 2007, and will record a cumulative effect increasing beginning retained earnings by $.2 million, or $.04 per diluted share.

In September 2006, the FASB issued Emerging Issues Task Force (EITF) abstract Issue No. 06-5, "Accounting for Purchases of Life Insurance – Determining the Amount that Could be Realized in Accordance with FASB Technical Bulletin No. 85-4." This issue clarifies the calculation of the amount that could be realized under an insurance contract as of the date of the statement of financial position. This issue concludes that the policyholder should consider any additional amounts included in contractual terms of the policy in determining the amount that could be realized under the insurance contract. Contractual limitations should be considered, as well as the amount recoverable by the policyholder at the discretion of the insurance company should be excluded from the amount that could be realized. All fixed amounts recoverable by the policyholder in future periods in excess of one year from the surrender of the policy should be recognized at their present values. Lastly, any amount that is realized by the policyholder upon surrender of the final policy shall be included in the amount that could be realized. This issue should be applied by either a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets or a change in accounting principle through retrospective application to all prior periods. This issue is effective for fiscal years beginning after December 15, 2006. The Company is evaluating the impact this EITF issue will have on its consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB 108) to provide interpretive guidance on the considerations of the effects of prior year misstatements in qualifying current year misstatements for the purpose of materiality assessment. If a material misstatement exists after recording the adjustment in the current year financial statements, the prior year financial statements should be corrected, even though such revision previously was and continues to be immaterial to the prior year financial statements. This bulletin is effective for years ending after November 15, 2006. Effective December 31, 2006, the Company adopted SAB 108 which did not have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including and Amendment to FAS No. 115." This standard permits entities to measure certain financial instruments and other certain items at fair value. The fair value option established by this standard permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair values option has been elected at each subsequent reporting period. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity's election on earnings, but does not eliminate disclosure requirements of other accounting standards. This standard is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company is evaluating the impact this standard will have on its consolidated financial statements.

Note B - Other Financial Statement Information

Inventories – net

	December 31	
	2006	2005
Finished products	$17,044	$15,550
Work-in-process	1,844	1,732
Raw materials	25,431	23,021
	44,319	40,303
Excess of current cost over LIFO cost	(3,904)	(2,685)
	$40,415	$37,618

Material inventories using the LIFO method of determining costs were approximately $15.2 million in 2006 and $14 million in 2005.

Property and equipment – net

Major classes of property, plant and equipment are stated at cost and were as follows:

	December 31	
	2006	2005
Land and improvements	$8,422	$6,762
Buildings and improvements	41,941	37,902
Machinery and equipment	101,339	93,619
Construction in progress	2,629	5,627
	154,331	143,910
Less accumulated depreciation	101,521	95,106
	$52,810	$48,804

Depreciation of property and equipment was $7.1 million in 2006, $6.7 million in 2005 and $6.9 million in 2004.

Machinery and equipment includes $.8 million in capital leases in 2006 and $.4 million in 2005.

Property and equipment includes less than $.1 million of purchases in trade accounts payable at December 31, 2006 and $.5 million in 2005.

Guarantees

The Company establishes a warranty reserve when a known measurable exposure exists. Such reserves are adjusted for management's best estimate of warranty obligations based on current and historical trends. The change in the carrying amount of product warranty reserves for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005	2004
Balance at January 1	$10	$177	$202
Additions charged to costs	82	26	53
Deductions	(10)	(204)	(78)
Currency translation	-	11	-
Balance at December 31	$82	$10	$177

Legal proceedings

From time to time, the Company may be subject to litigation incidental to its business. The Company is not a party to any pending legal proceedings that the Company believes would, individually or in the aggregate, have a material adverse effect on its financial condition, results of operations or cash flows.

Share Retirements

During 2006, the Company retired 529,050 shares of common stock that had been previously held as treasury shares.

Note C - Pension Plans

Domestic hourly employees of the Company who meet specific requirements as to age and service are covered by a defined benefit pension plan. The Company uses a December 31 measurement date for its plan.

Net periodic benefit cost for the Company's domestic plan consists of the following components for the years ended December 31:

	2006	2005	2004
Service cost	$793	$719	$560
Interest cost	901	808	701
Expected return on plan assets	(872)	(751)	(614)
Recognized net actuarial loss	214	204	107
Net periodic benefit cost	$1,036	$980	$754

The following tables set forth benefit obligations, assets and the accrued benefit cost of the Company's domestic defined benefit plan at December 31:

	2006	2005
Projected benefit obligation at beginning of the year	$15,957	$13,534
Service cost	793	719
Interest cost	901	808
Actuarial (gain) loss	(922)	1,168
Benefits paid	(319)	(272)
Projected benefit obligation at end of year	$16,410	$15,957
Fair value of plan assets at beginning of the year	$11,122	$9,983
Actual return on plan assets	972	429
Employer contributions	653	982
Benefits paid	(319)	(272)
Fair value of plan assets at end of the year	$12,428	$11,122
Benefit obligations in excess of plan assets	($3,982)	($4,835)
Unrecognized net loss	3,681	4,917
Minimum pension liability		(1,161)
Accrued benefit cost	(301)	($1,079)
Adjustment to accumulated other comprehensive loss for unrecognized net loss	(3,681)	
Unfunded pension obligation	($3,982)	

The domestic defined benefit pension plan with accumulated benefit obligations in excess of plan assets was:

	2006	2005
Projected benefit obligation	$16,410	$15,957
Accumulated benefit obligation	12,488	12,201
Fair market value of assets	12,428	11,122

Weighted-average assumptions used to determine benefit obligations at December 31 are as follows:

	2006	2005
Discount rate	6.00%	5.75%
Rate of compensation increase	3.50	3.50

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31 are as follows:

	2006	2005	2004
Discount rate	5.75%	5.75%	6.25%
Rate of compensation increase	3.50	3.50	3.50
Expected long-term return on plan assets	8.00	8.00	7.50

The net periodic pension cost for 2006 was based on a long-term asset rate of return of 8.0%. This rate is based upon management's estimate of future long-term rates of return on similar assets and is consistent with historical returns on such assets.

The Company's pension plan weighted-average asset allocations at December 31, 2006 and 2005, by asset category, are as follows:

	Plan assets at December 31	
Asset category	2006	2005
Equity securities	65.0%	59.1%
Debt securities	32.6	39.4
Cash and equivalents	2.4	1.5
	100.0%	100.0%

Management seeks to maximize the long-term total return of financial assets consistent with the fiduciary standards of ERISA. The ability to achieve these returns is dependent upon the need to accept moderate risk to achieve long-term capital appreciation.

In recognition of the expected returns and volatility from financial assets, retirement plan assets are invested in the following ranges with the target allocation noted:

	Range	Target
Equities	30-80%	60%
Fixed Income	20-70%	40%
Cash Equivalents	0-10%	

Investment in these markets is projected to provide performance consistent with expected long-term returns with appropriate diversification.

The Company's policy is to fund amounts deductible for federal income tax purposes. The Company expects to contribute $.5 million to its pension plan in 2007.

The benefits expected to be paid out of the plan assets in each of the next five years and the aggregate benefits expected to be paid for the subsequent five years are as follows:

Year	Pension Benefits
2007	$323
2008	380
2009	428
2010	461
2011	503
2012-2016	3,598

Because this is the first disclosure under SFAS No. 158, the charge to other comprehensive income is the full unrecognized net loss. The estimated net loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into periodic benefit cost for 2007 is $.1 million. There is no prior service cost to be amortized in the future.

The incremental effect of applying FASB Statement No. 158 on individual line items in the statement of financial position is as follows:

	December 31, 2006		
	Before Application of Statement 158	Adjustment	After Application of Statement 158
Deferred income taxes	$3,790	$1,355	$5,145
Total assets	169,608	1,355	170,963
Unfunded pension obligation	301	3,681	3,982
Accumulated other comprehensive loss	(10,758)	(2,326)	(13,084)
Total shareholders' equity	133,259	(2,326)	130,933
Total liabilities and shareholders' equity	169,608	1,355	170,963

Expense for defined contribution plans was $3.7 million in 2006, $3 million in 2005, and $2.8 million in 2004.

Note D - Debt and Credit Arrangements

	December 31	
	2006	2005
Short-term debt		
Secured Notes		
Chinese Rmb denominated at 5.4% in 2006 (5.58% in 2005)	$ 385	$ 496
Thailand Baht denominated at 6.08% in 2006 (6.15% in 2005)	3,353	660
Current portion of long-term debt	2,157	4,806
Total short-term debt	5,895	5,962
Long-term debt		
Australian dollar denominated term loans (A$4,967), at 5.83 to 6.54% (5.56 to 5.88% in 2005), due 2008 and 2013, secured by land and building	3,910	2,730
Australian dollar denominated term loans (A$2,594) at 6.50 to 7.00% in 2005, due 2006	-	1,889
Australian dollar denominated capital loan (A$1,137) at 6.80% (6.80% in 2005), due 2007 and 2009	451	285
Brazilian Reais denominated term loan (R$848) at 15.30% in 2005, due 2006	-	24
Total long-term debt	4,361	4,928
Less current portion	(2,157)	(4,806)
	2,204	122
Total debt	$ 8,099	$ 6,084

A domestic revolving credit agreement makes $20 million available to the Company at an interest rate of money market plus .875%. At December 31, 2006, the interest rate on the revolving credit agreement was 6.1875%. However, there was no debt outstanding at December 31, 2006 on the revolving credit agreement. The Company paid less than $.1 million in commitment fees on the revolving credit agreement during 2006. The revolving credit agreement contains, among other provisions, requirements for maintaining levels of working capital, net worth and profitability. At December 31, 2006, the Company was in compliance with these covenants.

Aggregate maturities of long-term debt during the next five years are as follows: $2.2 million for 2007, $.8 million for 2008, $.4 million for 2009, $.3 million for 2010 and 2011.

Interest paid was $.5 million in 2006 and $.4 million in 2005 and 2004.

Note E - Leases

The Company has commitments under operating leases primarily for office and manufacturing space, transportation equipment, office equipment and computer equipment. Rental expense was $1.3 million in 2006 and 2005, and $1.2 million in 2004. Future minimum rental commitments having non-cancelable terms exceeding one year are $1 million in 2007, $.9 million in 2008 and 2009, $.8 million in 2010 and 2011, and an aggregate $11.3 million thereafter. One such lease is for our aircraft with a lease commitment through April 2012. Under the terms of the lease, we maintain the risk for the residual value in excess of the market value of the aircraft. At the present time, we believe our risks, if any, to be immaterial because the estimated market value of the aircraft approximates its residual value.

The Company has commitments under capital leases for equipment. Future minimum rental commitments for capital leases are $.3 million in 2007, $.2 million in 2008, and less than $.1 million thereafter. The imputed interest for the capital leases is less than $.1 million.

Note F - Income Taxes

The provision for income taxes is based upon income before tax and equity in net income of joint ventures for financial reporting purposes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax basis of assets and liabilities and their carrying value for financial statement purposes. In estimating future tax consequences, the Company considers anticipated future events, except changes in tax laws or rates, which are recognized when enacted.

The components of income tax expense for the years ended December 31 are as follows:

	2006	2005	2004
Current			
Federal	$1,361	$3,330	$3,084
Foreign	4,592	3,621	2,372
State and local	221	407	343
	6,174	7,358	5,799
Deferred			
Federal	(263)	(612)	(462)
Foreign	(365)	(234)	(66)
State and local	(30)	8	(3)
	(658)	(838)	(531)
	$5,516	$6,520	$5,268

The differences between the provision for income taxes at the U.S. statutory rate and the tax shown in the Statements of Consolidated Operations for the years ended December 31 are summarized as follows:

	2006	2005	2004
Statutory Federal Tax Rate	34%	35%	35%
Federal tax at statutory rate	$5,976	$6,477	$6,407
State and local taxes, net of federal benefit	164	269	224
Non-deductible expenses	109	196	141
Foreign earnings and related tax credits	47	(521)	(147)
Non-U.S. tax rate variances	(132)	(173)	(298)
Capital gain on the sale of foreign joint venture	-	-	(173)
Valuation allowance	(527)	343	(759)
Tax credits	(168)	(175)	(168)
Other, net	47	104	41
	$5,516	$6,520	$5,268

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets (liabilities) at December 31 are as follows:

	2006	2005
Deferred tax assets:		
Accrued compensation and benefits	$1,033	$1,073
Depreciation and other basis differences	445	716
Inventory valuation reserves	1,543	1,234
Allowance for doubtful accounts	207	166
Benefit plans reserves	1,611	632
Foreign tax credits	4,235	4,364
NOL carryforwards	648	694
Other accrued expenses	1,158	943
Gross deferred tax assets	10,880	9,822
Valuation allowance	(2,119)	(2,646)
Net deferred tax assets	8,761	7,176
Deferred tax liabilities:		
Depreciation and other basis differences	(1,128)	(1,104)
Undistributed foreign earnings	(81)	-
Inventory	(89)	(133)
Prepaid expenses	(96)	(123)
Other	(22)	(43)
Net deferred tax liabilities	(1,416)	(1,403)
Net deferred tax assets	$7,345	$5,773

	2006	2005
Change in net deferred tax assets:		
Deferred income tax benefit	$658	$838
Items of other comprehensive income	914	182
Total change in net deferred tax assets	$1,572	$1,020

Deferred taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax bases of assets and liabilities and operating loss and tax credit carryforwards.

At December 31, 2006, the Company had $4.2 million of foreign tax credit carryforwards that will expire in 2014. At December 31, 2006, the Company had $.4 million state and $.2 million foreign operating loss carryforwards, which will expire in 2009 through 2021. The Company has established a valuation allowance to record its deferred tax assets at an amount that is more likely than not to be realized. The valuation allowance of $2.1 million at December 31, 2006, relates to foreign tax credits and loss carryforwards that may expire before being realized. The net reduction in the valuation allowance was $.5 million in 2006. In 2005, the net increase in the valuation allowance was $.3 million, resulting from a $1.2 million increase in foreign tax credits available, a net increase of the valuation allowance of $.2 million for other activity, and a $1.1 million decrease due to a reassessment of utilizable foreign tax credits.

As of December 31, 2006, the Company has established a deferred tax liability of $.1 million associated with its plans to repatriate approximately $2.4 million of its undistributed foreign earnings. Upon repatriation, the associated U.S. income taxes will be fully offset by foreign tax credit carryforwards. The Company has not provided for U.S. income taxes or foreign witholding taxes on the remaining undistributed earnings of its foreign subsidiaries, which are considered to be permanently reinvested. The amount of such earnings is approximately $47.5 million at December 31, 2006. These earnings would be taxable upon the sale or liquidation of these foreign subsidiaries, or upon the remittance of dividends. While the measurement of the unrecognized U.S. income taxes with respect to these earnings is not practicable, foreign tax credits would be available to offset some or all of any portion of such earnings that are remitted as dividends.

In accordance with the applicable tax laws in China, the Company was entitled to a preferential tax rate of 0% for the first two profit making years after utilization of any tax loss carryforwards, which may be carried forward for five years; and a 50% tax reduction for the succeeding three years beginning in 2003. The favorable aggregate tax and per share effect was less than $.1 million, or less than $.01 per share, for 2005 and 2004.

Income taxes paid, net of refunds, were approximately $5.3 million in 2006, $7.6 million in 2005, and $7.3 million in 2004.

Note G -Stock Options

The 1999 Stock Option Plan (the Plan) permits the grant of 300,000 options to buy common shares of the Company to certain employees at not less than fair market value of the shares on the date of grant. At December 31, 2006 there were 42,000 shares remaining available for issuance under the Plan. Options issued to date under the Plan vest 50% after one year following the date of the grant, 75% after two years, and 100% after three years and expire from five to ten years from the date of grant. Shares issued as a result of stock option exercises will be funded with the issuance of new shares.

Effective January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004), "Share-Based Payment" (SFAS No. 123R). SFAS No. 123R affects the value of stock options that have been granted and requires the Company to expense share-based payment awards with compensation cost for transactions measured at fair value. The Company adopted the modified-prospective-transition method and accordingly has not restated amounts in prior periods. The Company has elected to use the simplified method of calculating the expected term of the stock options and historical volatility to compute fair value under the Black-Scholes option-pricing model. The risk free rate for periods within the contractual life of the option is based on the U.S. zero coupon Treasury yield in effect at the time of grant. Forfeitures have been estimated to be zero.

There were no options granted for the year ending December 31, 2006. The fair values for the stock options granted in 2005 and 2004 were estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2005	2004
Risk-free interest rate	4.1%	3.5%
Dividend yield	3.4%	4.6%
Expected life	9 years	10 years
Expected volatility	38.8%	38.9%

Activity in the Company's stock option plan for the year ended December 31, 2006 was as follows:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2006	140,742	$22.82	7.0	-
Granted	-	-	-	-
Exercised	(9,931)	$14.88	-	$223
Forfeited or expired	-	-	-	-
Outstanding (vested and expected to vest) at December 31, 2006	130,811	$23.43	6.2	$1,649
Exercisable at December 31, 2006	102,811	$20.72	5.6	$1,545

The weighted –average grant-date fair value of options granted during 2005 and 2004 was $12.19 and $5.88, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2006, 2005 and 2004 was $.2 million, $.9 million, and less than $.1 million, respectively. The total fair value of stock options vested during the years ended December 31, 2006, 2005 and 2004 was $.3 million, $.1 million, and $.1 million, respectively.

For the year ended December 31, 2006 the Company recorded compensation expense related to the stock options currently vesting, reducing income before taxes and net income by $.2 million. The impact on earnings per share was a reduction of $.04 per share, basic and diluted. The total compensation cost related to nonvested awards not yet recognized is expected to be a combined total of $.2 million over a weighted-average period of 1.5 years.

Activity for nonvested stock options for the year ended December 31, 2006 was as follows:

	Number of Shares	Weighted-Average Grant-Date Fair Value per Share
Nonvested at January 1, 2006	62,500	$9.77
Granted	-	
Vested	(34,500)	$9.08
Forfeited	-	
Nonvested at December 31, 2006	28,000	$10.61

Note H - Computation of Earnings Per Share

In thousands, except per share data	Year ended December 31 2006	2005	2004
Numerator			
Net income	$12,060	$11,986	$13,037
Denominator			
Determination of shares			
Weighted average common shares outstanding	5,611	5,725	5,732
Dilutive effect - employee stock options	49	58	57
Diluted weighted average common shares outstanding	5,660	5,783	5,789
Earnings per common share			
Basic	$2.15	$2.09	$2.27
Diluted	$2.13	$2.07	$2.25

For the years ended December 31, 2006 and 2005, 18,000 stock options were excluded from the calculation of earnings per share due to the average market price being lower than the exercise price, and the result would have been anti-dilutive. For the year ended December 31, 2004, no stock options were excluded from the calculation of earnings per share due to the average market price being greater than the exercise price.

Note I - Goodwill and Other Intangibles

	December 31 2006	2005
Goodwill	$2,726	$2,578
Intangible assets	5,026	5,026
	7,752	7,604
Less accumulated amortization	3,040	2,715
	$4,712	$4,889

The Company performed its annual impairment test for goodwill pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2006, 2005, and 2004, and had determined that no adjustment to the carrying value of goodwill was required. The Company's only intangible asset with an indefinite life is goodwill, which is included within the foreign segment. The aggregate amortization expense for other intangibles with finite lives, ranging from 10 to 17 years, was $.3 million for the year ended December 31, 2006, and $.4 million for the years ended December 31, 2005 and 2004. Amortization expense is estimated to be $.3 million for 2007, 2008, 2009, 2010 and 2011.

The following table sets forth the carrying value and accumulated amortization of intangibles, including the effect of foreign currency translation, by segment at December 31, 2006 and 2005:

	As of December 31, 2006			As of December 31, 2005		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Amortized intangible assets						
Gross carrying amount - patents and other intangibles	$ 4,947	$ 79	$ 5,026	$ 4,947	$ 79	$ 5,026
Accumulated amortization - patents and other intangibles	(2,423)	(57)	(2,480)	(2,108)	(47)	(2,155)
Total	$ 2,524	$ 22	$ 2,546	$ 2,839	$ 32	$ 2,871

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2005, is as follows:

Balance at January 1, 2005	$2,130
Currency translation	(112)
Balance at December 31, 2005	2,018
Currency translation	148
Balance at December 31, 2006	$2,166

Note J -Business Segments

The Company designs, manufactures and sells hardware employed in the construction and maintenance of telecommunication, energy and other utility networks. Principal products include cable anchoring and control hardware, splice enclosures and devices which are sold primarily to customers in North and South America, Europe, South Africa and Asia Pacific.

The Company's segments are based on the way management makes operating decisions and assesses performance. The Company's operating segments are domestic and foreign operations. The accounting policies of the operating segments are the same as those described in Note A in the Notes To Consolidated Financial Statments. For the year ending December 31, 2006, the Company's Brazilian operation accounted for 11%, and its Australian operation accounted for 12% of the Company's consolidated net sales or assets. For the year ending December 31, 2005, its Australian operation accounted for 11% of the Company's consolidated net sales and assets. No individual foreign operation accounted for 10% or more of the Company's consolidated net sales or assets for the year ended December 31, 2004. It is not practical to present revenues by product line by segments.

Operating segment results are as follows for the year ended December 31:

	2006	2005	2004
Net sales			
Domestic	$111,439	$115,348	$107,070
Foreign	105,498	90,456	76,042
Total net sales	$216,937	$205,804	$183,112
Intersegment sales			
Domestic	$5,618	$6,203	$5,780
Foreign	4,417	3,070	2,322
Total intersegment sales	$10,035	$9,273	$8,102
Operating income			
Domestic	$4,945	$8,923	$8,742
Foreign	11,772	8,968	7,085
	16,717	17,891	15,827
Interest income			
Domestic	927	562	140
Foreign	567	541	556
	1,494	1,103	696
Interest expense			
Domestic	(31)	(43)	(39)
Foreign	(533)	(336)	(390)
	(564)	(379)	(429)
Other expense	(71)	(109)	(145)
Income before income taxes and equity in net income of joint ventures	$17,576	$18,506	$15,949
Expenditure for long-lived assets			
Domestic	$5,675	$3,989	$3,815
Foreign	4,523	3,748	2,372
	$10,198	$7,737	$6,187
Depreciation and amortization			
Domestic	$4,939	$4,660	$5,113
Foreign	2,599	2,554	2,272
	$7,538	$7,214	$7,385
Identifiable assets			
Domestic	$85,925	$93,132	
Foreign	85,038	75,415	
Total assets	$170,963	$168,547	
Long-lived assets			
Domestic	$32,377	$32,003	
Foreign	27,905	24,091	
	$60,282	$56,094	

Transfers between geographic areas are above cost and consistent with rules and regulations of governing tax authorities.

Note K -Related Party Transactions

The Company, upon the approval of the Audit Committee of the Board of Directors, purchased from the estate of Jon R. Ruhlman Lot 61 at the Champions Golf and Country Club in Rogers, Arkansas, at a price of $275,000. The price was determined based on the appraisal of Lot 61 and the fair market price in which the Company had sold a comparable lot. The Company owned four other lots in this development and considered Lot 61 more attractive than any of the lots owned by the Company, which are listed for resale. Jon R. Ruhlman was the previous Chairman of the Company's Board of Directors and the late husband of Barbara P. Ruhlman and late father of Robert G. Ruhlman and Randall M. Ruhlman, all of whom are members of the Board of Directors. The purchase was consummated pursuant to an Agreement of Purchase and Sale between the Company and Estate of Jon R. Ruhlman and Mrs. Ruhlman, Executrix, dated January 30, 2006.

On September 8, 2006, the Company, upon the approval of the Audit Committee of the Board of Directors and the Board of Directors, purchased 365,311 Common Shares of the Company from Barbara P. Ruhlman at a price per share of $31.48. The Audit Committee, which is comprised solely of independent directors, acted as a special committee of the Board of Directors in connection with the review of the transaction with Mrs. Ruhlman. In connection with its review, the Audit Committee engaged an investment banking firm to serve as its financial advisor. Barbara P. Ruhlman is a member of the Company's Board of Directors and the mother of Robert G. Ruhlman and Randall M. Ruhlman, both of whom are also members of the Board of Directors. The purchase was consummated pursuant to a Shares Purchase Agreement between the Company and Mrs. Ruhlman, as trustee, under trust agreement dated February 16, 1985, dated September 9, 2006.

The Company is a sponsor of Ruhlman Motorsports. Ruhlman Motorsports is owned by Randall M. Ruhlman, a director of the Company, and by his wife. In 2006, 2005 and 2004 the Company paid sponsorship fees of $950,000, $658,000, and $658,000, respectively, to Ruhlman Motorsports. In addition, in 2005 and 2004 the Company's Canadian subsidiary, Preformed Line Products (Canada) Ltd., paid $101,000, and $106,000, respectively, to Ruhlman Motorsports in sponsorship fees.

Note L - Investment in Foreign Joint Venture

During the third quarter of 2004 the Company sold its 49% ownership minority interest in its joint venture, Japan PLP Co. Ltd., which had been accounted for by the equity method. Proceeds of the sale were approximately $1.9 million, and the transaction resulted in a pretax gain of $2.3 million, which included the reversal of $1.7 million in cumulative translation adjustment related to the equity investment. The entire amount of the proceeds was taxable resulting in a tax of $.6 million and therefore reduced the gain to $1.7 million after-tax. Dividends received from this joint venture totaled $2.1 million in 2004.

Summarized financial information for the Company's equity-basis investment in Japan PLP Co. Ltd. was as follows for the year ended March 31, 2004:

Income statement information:		
Revenues	$	11,448
Gross profit		4,042
Operating income		1,245
Net income		693
Financial position information:		
Current assets		7,253
Noncurrent assets		4,355
Current liabilities		3,118
Noncurrent liabilities		1,719
Net worth		6,771

Note M - Quarterly Financial Information (unaudited)

	Quarter ended			
	March 31	June 30	September 30	December 31
2006				
Net sales	$52,635	$56,098	$56,439	$51,765
Gross profit	16,471	18,446	18,762	16,126
Income before income taxes	3,579	5,385	6,021	2,591
Net income	2,484	3,545	3,999	2,032
Net income per share, basic	0.43	0.62	0.71	0.38
Net income per share, diluted	0.43	0.61	0.70	0.38
2005				
Net sales	$50,772	$52,692	$55,614	$46,726
Gross profit	16,627	17,417	19,259	14,117
Income before income taxes	5,271	5,477	6,708	1,050
Net income	3,228	3,696	4,179	883
Net income per share, basic	0.56	0.65	0.73	0.15
Net income per share, diluted	0.56	0.64	0.72	0.15

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Vice President of Finance and Treasurer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Securities and Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2006. Based on the evaluation, the Company's management, including the Chief Executive Officer and Vice President of Finance and Treasurer, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2006.

Management's report on internal control over financial reporting and the attestation report of the independent registered public accounting firm regarding our internal control over financial reporting is provided in Item 8 of this report.

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2006 that materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Item 9B. Other Information

None

Part III

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item 10 is incorporated by reference to the information under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Compliance" in the Company's Proxy Statement, for the Annual Meeting of Shareholders to be held April 23, 2007 (the "Proxy Statement"). Information relative to executive officers of the Company is contained in Part I of this Annual Report of Form 10-K. The Company has adopted a code of conduct. A copy of the code of conduct can be obtained from our Internet site at http://www.preformed.com in our About Us section.

Item 11. Executive Compensation

The information set forth under the caption "Director and Executive Officer Compensation" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Other than the information required by Item 201(d) of Regulation S-K the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference. The information required by Item 201(d) of Regulation S-K is set forth in Item 5 of this report.

Item 13. Certain Relationships and Related Transactions

The information set forth under the captions "Transactions with Related Persons" and "Election of Directors" in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information set forth under the captions "Independent Auditors", "Audit Fees", "Audit-Related Fees", "Tax Fees" and "All Other Fees" in the Proxy Statement is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements and Schedule

Page	Financial Statements
30	Consolidated Balance Sheets
31	Statements of Consolidated Operations
32	Statements of Consolidated Cash Flows
33	Statements of Consolidated Shareholders' Equity
34	Notes to Consolidated Financial Statements

Page	Schedule
55	II - Valuation and Qualifying Accounts

(b) Exhibits

Exhibit Number	Exhibit
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to the Company's Registration Statement on Form 10).
3.2	Amended and Restated Code of Regulations of Preformed Line Products Company (incorporated by reference to the Company's Registration Statement on Form 10).
4	Description of Specimen Share Certificate (incorporated by reference to the Company's Registration Statement on Form 10).
10.1	Agreement between Ruhlman Motor Sports and Preformed Line Products Company dated February 7, 2006 regarding sponsorship of racing car, filed herewith.
10.2	Preformed Line Products Company 1999 Employee Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form 10).

10.3	Preformed Line Products Company Officers Bonus Plan (incorporated by reference to the Company's Registration Statement on Form 10).
10.4	Preformed Line Products Company Executive Life Insurance Plan – Summary (incorporated by reference to the Company's Registration Statement on Form 10).
10.5	Preformed Line Products Company Supplemental Profit Sharing Plan (incorporated by reference to the Company's Registration Statement on Form 10).
10.6	Revolving Credit Agreement between National City Bank and Preformed Line Products Company, dated December 30, 1994 (incorporated by reference to the Company's Registration Statement on Form 10).
10.7	Amendment to the Revolving Credit Agreement between National City Bank and Preformed Line Products Company, dated October 31, 2002 (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2003).
10.8	Retirement Agreement between R. Jon Barnes and Preformed Line Products Company dated April 14, 2004, (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2004).
10.9	Preformed Line Products Company 1999 Employee Stock Option Plan Incentive Stock Option agreement (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2004).
10.10	Retirement Agreement between Robert C. Hazenfield and Preformed Line Products Company dated December 19, 2005, filed herewith.
14.1	Preformed Line Products Company Code of Conduct (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2003).
21	Subsidiaries of Preformed Line Products Company (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2004).
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, filed herewith.
31.1	Certifications of the Principal Executive Officer, Robert G. Ruhlman, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
31.2	Certifications of the Principal Financial Officer, Eric R. Graef, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.1	Certification of the Principal Executive Officer, Robert G. Ruhlman, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished.
32.2	Certification of the Principal Accounting Officer, Eric R. Graef, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Preformed Line Products Company

March 15, 2007	/s/ Robert G. Ruhlman Robert G. Ruhlman Chairman, President and Chief Executive Officer
March 15, 2007	/s/ Eric R. Graef Eric R. Graef Vice President Finance and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacity and on the dates indicated.

March 15, 2007	/s/ Robert G. Ruhlman Robert G. Ruhlman Chairman, President and Chief Executive Officer
March 15, 2007	/s/ Frank B. Carr Frank B. Carr Director
March 15, 2007	/s/ John D. Drinko John D. Drinko Director
March 15, 2007	/s/ Barbara P. Ruhlman Barbara P. Ruhlman Director
March 15, 2007	/s/ Randall M. Ruhlman Randall M. Ruhlman Director
March 15, 2007	/s/ John P. O'Brien John P. O'Brien Director
March 15, 2007	/s/ Glenn E. Corlett Glenn E. Corlett Director

PREFORMED LINE PRODUCTS COMPANY

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
Years ended December 31, 2006, 2005 and 2004
(In Thousands)

For the year ended December 31, 2006:	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Other additions or deductions (a)	Balance at end of period
Allowance for doubtful accounts	$ 616	$ 419	$ (289)	$ 16	$ 762
Product return reserve	173	742	(468)	-	447
Inventory reserve	3,185	1,906	(834)	76	4,333
Accrued product warranty	10	82	(10)	-	82

For the year ended December 31, 2005:	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Other additions or deductions	Balance at end of period
Allowance for doubtful accounts	$ 2,396	$ 85	$ (1,874)	$ 9	$ 616
Product return reserve	71	102	-	-	173
Inventory reserve	3,093	603	(607)	96	3,185
Accrued product warranty	177	26	(204)	11	10

For the year ended December 31, 2004:	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Other additions or deductions	Balance at end of period
Allowance for doubtful accounts	$ 2,463	$ 190	$ (386)	$ 129	$ 2,396
Product return reserve	123	(52)	-	-	71
Inventory reserve	3,013	1,066	(985)	(1)	3,093
Accrued product warranty	202	53	(78)	-	177

(a) Other additions or deductions relate to translation adjustments.

Exhibit Index

3.1	Amended and Restated Articles of Incorporation (incorporated by reference to the Company's Registration Statement on Form 10).
3.2	Amended and Restated Code of Regulations of Preformed Line Products Company (incorporated by reference to the Company's Registration Statement on Form 10).
4	Description of Specimen Stock Certificate (incorporated by reference to the Company's Registration Statement on Form 10).
10.1	Agreement between Ruhlman Motor Sports and Preformed Line Products Company dated February 7, 2006 regarding sponsorship of racing car, filed herewith.
10.2	Preformed Line Products Company 1999 Employee Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form 10).
10.3	Preformed Line Products Company Officers Bonus Plan (incorporated by reference to the Company's Registration Statement on Form 10).
10.4	Preformed Line Products Company Executive Life Insurance Plan – Summary (incorporated by reference to the Company's Registration Statement on Form 10).
10.5	Preformed Line Products Company Supplemental Profit Sharing Plan (incorporated by reference to the Company's Registration Statement on Form 10).
10.6	Revolving Credit Agreement between National City Bank and Preformed Line Products Company, dated December 30, 1994 (incorporated by reference to the Company's Registration Statement on Form 10).
10.7	Amendment to the Revolving Credit Agreement between National City Bank and Preformed Line Products Company, dated October 31, 2002 (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2003).
10.8	Retirement Agreement between R. Jon Barnes and Preformed Line Products Company dated April 14, 2004, (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2004).
10.9	Preformed Line Products Company 1999 Employee Stock Option Plan Incentive Stock Option Agreement (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2004).
10.10	Retirement Agreement between Robert C. Hazenfield and Preformed Line Products Company dated December 19, 2005 (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2005).
14.1	Preformed Line Products Company Code of Conduct (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2003).
21	Subsidiaries of Preformed Line Products Company (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2004).
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, filed herewith.
31.1	Certifications of the Principal Executive Officer, Robert G. Ruhlman, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
31.2	Certifications of the Principal Financial Officer, Eric R. Graef, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.1	Certification of the Principal Executive Officer, Robert G. Ruhlman, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished.
32.2	Certification of the Principal Accounting Officer, Eric R. Graef, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished.

Exhibit 10.1

PREFORMED LINE PRODUCTS



P.O. BOX 91129 • CLEVELAND, OHIO 44101 • (440) 461-5200

DENNIS McKENNA
VICE PRESIDENT
GLOBAL BUSINESS DEVELOPMENT

Mr. Randy Ruhlman
Ruhlman Motor Sports
2403 Deer Track Lane
Greensboro, NC 27455

7 February 2006

Dear Randy,

This letter will confirm our return as your primary sponsor for the Grand American Road Racing Series in 2006. It is unfortunate that the recent demise of the Trans-Am Series will not allow you to build on the terrific season you had last year but we look forward to further exploring the additional marketing opportunities the Grand American Series appears to offer.

As we discussed, PLP® is providing a total of $950,000 in sponsorship fees for the 2006 season. Enclosed is the first installment of $500,000. The payment schedule for the remainder of the 2006 sponsorship fee will be as follows:

March 2006:	**$250,000**
April 2006:	**$100,000**
May 2006:	**$100,000**

I once again look forward to working closely with you and Cristi to identify ways to enhance the effectiveness and impact of the racing program for PLP and stand ready to support your efforts as you transition into the new series.

Racing provides us with a unique venue for strengthening our relationships with customers and all of us within the Marketing and Sales group look forward to working closely with you, Cristi and your team in 2006.

Best Regards,

Dennis F. McKenna
Vice President, Marketing and Business Development

cc: R.G. Ruhlman

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-73692 on Form S-8 for the Preformed Line Products Company Salaried Employees' Profit Sharing Plan and in Registration Statement No. 333-73690 on Form S-8 for the Preformed Line Products Company 1999 Employee Stock Option Plan of our reports dated March 15, 2007, relating to the financial statements and financial statement schedule of Preformed Line Products Company (which report relating to the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph regarding the Company's adoption of new accounting standards in 2006) and management's report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of Preformed Line Products Company for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
March 15, 2007

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert G. Ruhlman, Chairman, President and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Preformed Line Products Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2007

/s/ Robert G. Ruhlman
Robert G. Ruhlman
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Eric R. Graef, Vice President-Finance and Treasurer, certify that:

1. I have reviewed this annual report on Form 10-K of Preformed Line Products Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2007

/s/ Eric R. Graef
Eric R. Graef
Vice President - Finance and Treasurer
(Principal Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert G. Ruhlman, Chairman, President and Chief Executive Officer, of Preformed Line Products (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Annual Report on Form 10-K of the Company for the period ended December 31, 2006 which this certification accompanies fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 15, 2007

/s / Robert G. Ruhlman
Robert G. Ruhlman
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to Preformed Line Products Company and will be retained by Preformed Line Products Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Eric R. Graef, Vice President-Finance and Treasurer, of Preformed Line Products (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Annual Report on Form 10-K of the Company for the period ended December 31, 2006 which this certification accompanies fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 15, 2007

/s / Eric R. Graef
Eric R. Graef
Vice President - Finance and Treasurer
(Principal Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to Preformed Line Products Company and will be retained by Preformed Line Products Company and furnished to the Securities and Exchange Commission or its staff upon request.

END